03018299

TASA

2002 Annual Report

MAR 27 2003
187
SECTION

AR/S

P.E.
10-31-02

1-16689

PROCESSED
MAR 28 2003
THOMSON
FINANCIAL



TASA Touchstone Applied Science Associates, Inc.

Book Value/Share (10/31/02)	$ 1.23
Price/Book (10/31/02)	.45 x
Long-Term Debt	$5.5 million
Insider Ownership	43%
Shares Outstanding	2.6 million
Estimated Float	1.2 million shares
Market Capitalization	$2.3 million

From Continuing Operations

Income Data*	**FY '02**	**FY '01**
Total Net Revenue	$10,425,395	$9,433,171
Net income	$ 166,908	$ 501,236
Earnings per share	$ .06	$ .20
Balance Sheet Data*		
Cash and cash equivalents	$ 182,788	$ 47,643
Total current assets	$ 5,166,030	$4,895,019
Total current liabilities	$ 3,139,489	$3,196,427
Shareholders' equity	$ 4,438,884	$6,651,278

* *From Continuing Operations*


TASA Core Revenues
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
1998
1999
2000
2001
2002

Quarterly Stock Price: OTCBB - TASA

Fiscal Quarter	High	Low	Fiscal Quarter	High	Low
1st Qtr 01	$ 1.156	$ 0.406	1st Qtr 02	$ 0.85	$0.40
2nd Qtr 01	1.1875	0.62	2nd Qtr 02	1.45	0.60
3rd Qtr 01	1.03	0.30	3rd Qtr 02	1.45	0.51
4th Qtr 01	0.80	0.40	4th Qtr 02	0.90	0.51

TASA®

TO OUR STOCKHOLDERS

PROCESSING
RECEIVED
MAR 27 2003

Simply stated, 2002 was a good year for TASA. In a year filled with concerns over the national economy, our Company invested in the future *and* witnessed significant growth. We are confident this growth will continue in 2003. This was affirmed when we announced a revenue increase of over 16% for our first quarter of 2003.

Fiscal 2002 revenues from continuing operations increased 10 percent to $10.4 million. Our assessment revenues, which account for more than 70 percent of sales, rose 15 percent to $7.6 million. Net income, excluding results of discontinued operations, was $167,000, down from $501,000 the prior year primarily because of an unusually high-margin assignment in 2001.

Clear, forward thinking was employed to accomplish many of our goals. For the past two years, TASA has been executing a plan to put the Company in a position where it will generate significant revenues into the future. While the core business has grown profitably by over 35% and we have managed to generate over $3.5 million in EBITDA over the past two years, at the same time we have made significant investments in the future in the form of new product development and building of our infrastructure. The Company has invested almost $1 million in the past two years in the development of new products and has stepped up its marketing efforts. We are already seeing return on investment from these new products and expect to continue to benefit over the next several years.

One reason for confidence in our continued growth is a significant change in education policy and legislation that has affected our entire industry and will help to shape our Company's future. The *Educational Reauthorization Act* or *No Child Left Behind Act (NCLB)* of 2001 provides $26 billion dollars for K-12 funding, including $13 billion for Title I programs, $750 million for Title III, and $900 million for Reading First.

TASA is well positioned to take advantage of this funding. Our proprietary testing unit has three major tests that meet the requirements for NCLB funding: Degrees of Reading Power (DRP) reading comprehension tests, the MAC II Test of English Language Proficiency, and the Signposts Early Literacy Assessment System.

Furthermore, in 2002, we witnessed significant inroads into state and district funding programs:

- In 2003, DRP tests will be piloted in at least two new state testing programs.

- Our MAC II test is now part of the Title III testing programs in the states of New Jersey, Illinois, Florida, and Wisconsin. In early 2003, it will be part of the state-mandated testing program in Rhode Island and Missouri. And, it is currently a finalist in two other states.

- Our Signposts Early Literacy Assessment System is finally nearing completion and is already an approved part of the testing system in Illinois. We expect to see significant revenue volume from this product in 2003.

Another reason for our confidence is that BETA, our custom testing unit, continues to enhance its reputation nationally and to develop new business. We believe this trend will accelerate into the near future. At the beginning of the 2003 fiscal year, we had a backlog of business that exceeded total revenues for 2002. In order to capitalize on this growth, we continued to add to our experienced, professional staff. From early 2002 through the first quarter of 2003, we increased our research staff by almost a third. This puts BETA in a position to bid on and secure important new business in the coming year.

While the growth of our assessment units has been noteworthy, the year 2002 was a rough one for the supplemental instructional business. That was the result primarily of the severe budget crunch facing most school districts. Nevertheless, Modern Learning Press (MLP), our instructional division, held its own in this tough economic climate, and we consider that to be indicative of the strength of the products we offer. We also believe that the availability of NCLB funding, expansion into the middle school market, and the launching of a new test prep line bode well for this division in 2003 and beyond.

One final event that will alter our Company's future is our decision to sell our post-secondary proprietary school business. During TASA's annual strategic planning meetings, early in 2002, management determined that in order to leverage NCLB, we needed to concentrate our resources in the K-12 marketplace. As a result, we negotiated the sale of the Mildred Elley school and anticipate closing this transaction as soon as we receive approvals from the U.S. Department of Education, hopefully by mid-year.

Re-focusing on our core business has been beneficial. For 2002, our Company had EBITDA of over 16% on its core K-12 business. This is vital to our ability to reinvest in our businesses and to thereby provide the Company with strong systemic growth. Our plan is to continue to invest in product development and infrastructure, where possible, in order to leverage our revenue streams over the next several years.

In closing, TASA made significant progress over the past year, and we are confident that our Company will continue this trend into 2003, thanks to the continued support and confidence of our customers and the dedication of our staff.

Andrew L. Simon
President and Chief Executive Officer

January 2003

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-KSB

(Mark One)

☐ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended October 31, 2002

☐ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________

Commission file number 0-20303

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
(Name of small business issuer in its charter)

Delaware	13-2846796
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4 Hardscrabble Heights, P.O. Box 382, Brewster, NY	10509
(Address of principal executive offices)	(Zip Code)

(845) 277-8100
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None.
Securities registered under Section 12(g) of the Exchange Act:

Title of Each Class

Common Stock, $.0001 par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No_____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

State issuer's revenues for its most recent fiscal year: $10,425,395 for the fiscal year ended October 31, 2002.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days: $1,364,978 as of January 20, 2003. The aggregate market value was based upon the closing price for the Common Stock, par value $.0001 per share, as quoted by the NASDAQ for such date.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.
Yes______ No______

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of January 20, 2003, 2,594,453 of shares of Common Stock, par value $.0001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933 ("Securities Act"). None.

Transitional Small Business Disclosure Format (check one): Yes______ No X

PART I

Item 1. DESCRIPTION OF BUSINESS

Overview

Touchstone Applied Science Associates, Inc. (the "Company" or "TASA") serves the education market with assessment and instructional products, and as of November 1998, in the post-secondary proprietary school market. Prior to new executive management in 1994, the Company's primary business was reading assessment through the publishing and sale of its proprietary tests and related assessment tools. Since 1994, the Company's current management has implemented a strategy to broaden the Company's services in the education market. In the Company's fiscal years ended October 31, 1997 and 1998 and through the beginning of the fiscal year ended October 31, 1999 ("Fiscal 1999"), the Company completed three acquisitions in three core segments of the education market: assessment, instruction and educational delivery. The net effect of the Company's acquisition strategy is that TASA's revenues increased from $2.5 million in the fiscal year ended October 31,1996, the last fiscal year prior to the acquisitions, to over $10.4 million in the fiscal year ended October 31, 2002 ("Fiscal 2002").

The need to develop fundamental literacy skills has long been recognized as essential to a student's progress and success throughout school and life. The Company's proprietary instructional and assessment products relate directly to the teaching and measurement of progress of literacy skills. The Company's language arts instructional products for grades K-4 provide students with consumable workbook series designed to strengthen skills. The Company's other products for the grades K-4 instructional market include consumable workbooks for the development of other important skills, such as penmanship, social studies, science and the teaching of English, particularly English as a Second Language ("ESL"). The Company's Degrees of Reading Power® ("DRP") tests and related products enable a school, district or other entity to assess an individual's reading comprehension ability. These tests allow an individual's reading development to be tracked over time and are often used to audit a school's success in the teaching of reading. In 2001, the Company launched two new tests: Signposts, a language arts early-childhood test, and the MAC II, an English language proficiency test.

The Company was incorporated in the State of New York in 1976 and, in 1991, changed its corporate domicile to Delaware. It became a public company in 1992. TASA's corporate headquarters are located at 4 Hardscrabble Heights, P.O. Box 382, Brewster, New York 10509. The Company's telephone number is (845) 277-8100 and its facsimile number is (845) 277-3548. The Company maintains a website at www.tasa.com. Information contained on the Company's website is not, and should not be deemed to be, incorporated into this Report. As used in this Report, the terms "Company" and "TASA" refer to Touchstone Applied Science Associates, Inc. and its subsidiaries, unless the context otherwise indicates.

Discontinued Operations

In 1998, the Company, through its indirect wholly owned subsidiary MESI Acquisition Corp. ("MESI"), acquired substantially all of the assets of the Mildred Elley Schools, Inc. ("Mildred Elley"), a New York State accredited, degree-granting school that provides post-secondary students with a broad-based curriculum in business, health, travel, information technology and paralegal training. Mildred Elley's principal campus is located in Latham, New York, with an additional branch in Pittsfield, Massachusetts.

In the second fiscal quarter of Fiscal 2002, the Company determined that its core businesses of assessment and instruction provide better long-term growth and profit potential than the proprietary school business. Consequently, during the second fiscal quarter, the Company reached a decision to sell its proprietary school. Consistent with this determination, the Company entered into a letter of intent to sell substantially all the assets and liabilities of Elley to Elley's current president and former owner. The closing of such sale is subject to the receipt of regulatory approvals. See "Discontinued Operations" below.

Except for historical information, the material contained in this Description of Business is forward-looking. For the purposes of the safe harbor protection for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, readers are urged to review the list of certain important factors set forth in "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995" below, which may cause actual results to differ materially from those described.

Assessment Products and Related Services

TASA designs, develops, calibrates, publishes, markets, and sells educational reading assessment tests to elementary and secondary schools, colleges, and universities throughout the United States and Canada. The Company's reading comprehension tests are based on its proprietary Degrees of Reading Power (DRP) assessment methodology. DRP tests are published in three versions: Primary, Standard, and Advanced. The Company's products measure an individual student's reading ability in a non-culturally biased manner and allow tracking of an individual's reading development over time.

DRP Tests. Management believes that DRP tests are widely recognized as being advanced state-of-the-art in educational assessment. Based on descriptions contained in Tests in Print published by the Buros Institute of Mental Measurements (which endeavors to cover all tests published in the United States), it is management's belief that:

- DRP tests were the first commercial standardized tests whose results can be directly interpreted with respect to the written materials that students can read; and

- DRP tests are the only existing instruments that can measure progress toward one or more standards or requirements that are established by examining how well prose in books or other sources must be comprehended for particular purposes.

Consequently, the DRP tests are especially useful in accountability assessments of a school's teaching performance and in measuring an individual's reading level. As a result, management believes that DRP tests are widely recognized as being state of the art in educational assessment.

DRP tests measure how well students understand the meaning of whole text. These tests determine, as much as is possible in a testing situation, how well a student reads under real-life conditions, both in and out of school. Primary and Standard DRP tests are direct measures of fundamental reading comprehension, defined as how well students can process text as it is being read. Advanced DRP tests extend this definition of reading comprehension. Advanced DRP test items require students to engage higher level cognitive processes needed to think about, analyze or evaluate propositions in text.

DRP tests consist of nonfiction paragraphs and/or passages on a variety of topics, each written, edited, and calibrated by the Company. The individual test passages are stored in the Company's "Test Passage Bank", and each test is created by selecting the appropriate test passages from the Test Passage Bank to satisfy the criteria set for a particular test. Each passage undergoes a two-year process of development and calibration and has an estimated useful life of 11 years; a passage is introduced initially in a "secure" form of test after which it is available in "shelf" form in the Company's test catalogs and then in practice tests. Management believes that approximately four million DRP tests, for which the Company is the sole source proprietor and publisher, were administered in 2001 in states, school districts, and college and university testing programs.

Types of DRP Tests. Specially prepared "secure" forms of the Company's DRP tests are licensed for one-time or limited use by states while other "shelf" forms listed in the Company's catalogs are licensed for an indefinite period of time to schools and districts throughout the United States and Canada. Secure test forms are composed of text and test items that have never before been administered and are typically used in only one test administration as a secure test. The Company provides secure tests annually for administration in certain grades by the states of Connecticut, New York, and Virginia.

Further, with the advent of the new education act, "No Child Left Behind (NCLB)," the DRP shelf tests are being added to testing programs in a number of states, most noticeably Alabama, Massachusetts and Utah. DRP tests have been administered in approximately 4,000 school districts across the United States.

The Maculaitis Test. In Fiscal 1997, TASA acquired the Maculaitis Assessment of Competencies test (the "Maculaitis Test"), which is a comprehensive English language assessment and evaluation program. It is intended for use in ESL, Bilingual Education and Limited English Proficiency ("LEP") programs. From 1999 through 2001, the Company made substantive revisions, including renorming, to enhance the test's marketability. Management believes that these revisions have given the Maculaitis Test wider appeal, at a time when $750 million of funding is available under Title III of NCLB. The new MAC II was launched at the end of the third quarter of Fiscal 2001.

The MAC II is currently authorized for use in New Jersey, Illinois, Florida and Wisconsin. It is the mandated state ESL/LEP test in Rhode Island. This test is currently a finalist for adoption in several other states.

Signposts® Early Literacy Assessment System. In the spring of 2001, the Company introduced the first phase of its new Signposts® Early Literacy Assessment System ("SIGNPOSTS"). Signposts is a comprehensive system designed to provide a unique set of assessments and integrated instructional activities for students in grades K-3. Signposts spans a range of literacy strands—reading, writing, listening, and speaking—and includes a pre-DRP reading test and measurement scale for emergent readers. Management believes that the pre-DRP test's downward extension of the existing Primary DRP test will help both the Signposts and DRP programs in future adoptions. Again, the Company is seeing significant interest due to NCLB.

Test Scoring And Related Reporting Services. The Company provides scanning, scoring, and reporting services for all of its tests to schools and districts. Company-copyrighted test answer sheets or licensed answer sheets are required for the administration of all of the Company's tests. Answer marks on these sheets are machine-read by scanner-computer systems and interpreted by Company-proprietary scoring and reporting software. Company-copyrighted conversion tables are used to convert the total number of right answers into a DRP score that indicates how well a student can comprehend text of a given difficulty (readability), or into MAC II scores and English Competency Levels. The test scores also can be interpreted normatively (i.e., in terms of national percentile norms that indicate a student's percentile rank in relation to students nationally in his or her grade) using the Company's proprietary data. All District, School and Class Level Reports of DRP test results are copyrighted by the Company, as are various Parent and Individual Reports that may be ordered by school systems for inclusion in permanent records. Third-party firms, as well as state agencies that provide scanning and scoring services to schools, also may be licensed to score the Company's tests.

Software Products. The Company designs and markets computer software products that are sold as instructional aids or analytical tools for reading assessment. Among the products are MicRA-->DRP II, which allows the user to estimate the DRP difficulty rating of instructional materials, and DRP-->EZ Converter®, which permits those who score DRP tests by hand to easily convert raw scores to criterion-referenced DRP scores and DRP norms. In Fall 2002, the Company released MAC*II*→EZ Converter software which permits those who score MAC II tests by hand to easily obtain MAC II scores and norms. Further, the Company has sold its own proprietary scanning and scoring software to school districts where its installation is economically feasible due to high-volume usage. Through the end of Fiscal 2002, we had 12 districts that had purchased this software.

The Company has also introduced DRP-->Booklink® which enables teachers to find appropriate books for each student based upon interest categories and reading ability. The database of books (over 20,000) increases yearly and modifications to the software each year make it more user friendly.

The Company reports revenues from proprietary test products as Assessment Income.

Custom Test Products and Related Services

BETA provides consulting services to states, schools and textbook publishers. BETA's business is approximately equally divided between work for states and work for publishers. Since its acquisition by TASA in January 1997, BETA has concentrated on increasing its test assessment and design services to states. This effort has been successful, and BETA now provides its test design and psychometric services to state customers in Delaware, Indiana, Massachusetts, Michigan, Minnesota, North Carolina, Ohio, Texas, and Virginia. Most recently, BETA was awarded a $7.5 million contract from the State of Michigan to help develop an alternative assessment test for special education students. This represents the second major state (the other state being Texas) where BETA has alternative assessment assignments.

BETA's custom assessment services are provided to states either directly or indirectly, typically through three of the largest commercial contractors in the contract/customized assessment markets, NCS Pearson, Harcourt and Measurement, Inc. Generally, the business strategy of BETA is to provide these specialized services for the major state contracts as a subcontractor, primarily for assessment or psychometric services and actual test design and development. The prime contractor provides for all the printing, logistics, warehousing, scoring and reporting services necessary to complete state contracts.

The Company reports revenues from BETA's operations as Assessment Income.

Instructional Products

Through Modern Learning Press, Inc. ("MLP"), the Company, creates, publishes, and distributes "consumable" student materials for grades K-5, as well as books for elementary school teachers and parents. The series of student publications currently offered by MLP focus on the language arts and include spelling/vocabulary books, journals, and reading comprehension books. The affordable pricing of these consumable series positions MLP to take advantage of the growing pressure for cost-effective purchasing by school districts. Thus, MLP's growing line of student materials enables schools to purchase effective, high-quality publications at a significantly decreased acquisition cost per pupil.

To complement its student materials, MLP also creates and publishes books that provide education-related information to teachers and parents. These professional and parent publications are written by well-known experts and help schools and families achieve their education objectives.

MLP was organized by TASA in May 1997 to acquire substantially all of the operating assets of Programs for Education, Inc. The market served by MLP consists of an estimated 19 million students in grades K-5, establishing an approximate market size of $35-$40 million for each series. Moreover, teachers generally make the purchase decisions in these grades as opposed to school boards or agencies, which control the purchasing decisions in higher grades.

During Fiscal 2002, MLP published its first reading response journal, as well as a new writing journal for upper elementary grade students. The Company also expanded its fast-growing "writing across the curriculum" series, with the addition of two science books and one social studies book. The sixth new publication was a book designed to help educators and parents of students who are experiencing academic difficulty.

In Fiscal 2002, the Company launched its first test-prep product under a new line: Kingsbridge Press. Management believes that there is a significant opportunity in this area and will continue to expand this line of products.

Management believes that growth opportunities exist for MLP in the elementary school market. Many states, as well as the Federal government, are currently discussing expansion and changes in elementary education, either of which would have to include additional funding for any new programs. These changes will provide new and expanded opportunities for the development of new workbook and professional education book series. Management believes that MLP is well-positioned to benefit from the changes expected to occur in elementary education.

The Company reports MLP's revenues as Instructional Products.

Discontinued Operations

The Company has determined that its core businesses of assessment and instruction provide better long-term growth and profit potential than the proprietary school business. Consequently, during the second fiscal quarter of the fiscal year ended October 31, 2002, the Company reached a decision to sell its proprietary school. Consistent with this determination, the Company entered into a letter of intent to sell substantially all the assets and liabilities of Elley to Elley's current president and former owner (the "Elley Letter of Intent," "ELI"). The Company will receive $1,000,000, payable in cash and a promissory note. At closing, the amount due on the promissory note will be equal to the note payable to the United States Small Business Administration ("SBA"). The remainder is payable in cash. The promissory note will incur interest at prime plus .75% commencing on the first anniversary of the closing with monthly interest only payments for months 13 through 24. Beginning with month 25, the payments will consist of principal and interest amortized over a four-year period. At the end of the 48 months, a balloon payment is due. At October 31, 2002, the SBA loan totaled approximately $251,000.

The assets to be sold constitute substantially all the assets and operations of the Company's educational delivery segment. Under the provisions of SFAS 144, since the Company entered into a plan to dispose of the operations of Elley during the current fiscal year, the Company is reporting the proposed sale of the segment's operations as discontinued operations. In addition, the Company has written down the assets of Elley to reflect the fair value of the net assets to be sold, and has taken an additional loss on disposal of approximately $4,137,000 less a tax benefit of approximately $1,605,000 which included the impairment of goodwill of approximately $3,021,000 less a tax benefit of approximately $1,162,000. The revenues for the delivery segment were $5,882,026, $4,966,974 and $5,150,496 for the years ended October 31, 2002, 2001 and 2000, respectively.

Completion of definitive documentation and closing has been delayed as a result of two intervening actions of the United States Department of Education ("USDOE"). USDOE had permitted a temporary suspension of the required Title IV recertification process in lieu of Elley's pending application to change ownership in connection with the sale. In early October 2002, USDOE advised Elley to complete the recertification process prior to continuing pursuit of a change of ownership. Elley also received a Final Audit Determination letter from USDOE for the audit period through October 31, 2001 which indicated a referral to Administrative Actions and Appeals for action, if any, deemed necessary from its "Repeat Finding-Failure to Take Corrective Action" related to late refunds. Although Elley permitted the ELI to expire, the parties have agreed to continue negotiations and to complete the definitive documentation upon receipt of the USDOE recertification and determination related to the Repeat Finding. The transaction is expected to be completed by the end of April 2003.

Marketing

The Company markets its assessment products and services as follows:

(a) Sales of secure tests to large-scale users (such as state education departments) are conducted directly by the Company's staff. This includes making presentations and negotiating contracts and license agreements.

(b) Sales of the Company's products and services as described in the Company's catalogs are made primarily through direct mail campaigns to elementary school, secondary school and college markets. The Company also exhibits its products at educational trade shows and advertises in trade journals.

(c) In addition, the Company's staff and its independent consultants provide presentations and in-service workshops supporting the Company's products.

(d) Sales of custom-designed testing and consulting are accomplished via bidding processes and attendance at professional meetings.

The Company sells its assessment products on a contract or purchase order basis in accordance with a published price list. Depending upon the contract or the purchase order, the Company sells its products on a net 30-day or other contractual terms. The Company does not offer extended credit terms to its customers. Historically, bad debts with respect to its assessment products have not been material.

The Company markets its instructional products almost exclusively through direct mail programs and independent sales representatives.

Competition

Success in the educational industry will be based on scientific and technological superiority, service, product support, the availability of patent protection, access to adequate capital, the ability to successfully develop and market products and processes and the ability to obtain government approvals. Although there is intense competition in the industry and there are both domestic and foreign companies which may be deemed dominant competitors, the Company believes that the features of its products coupled with its ability to provide quality services will permit the Company to compete successfully in its designated marketplace.

Assessment. The Company is subject to competition from various sources. The Company's principal competition comes from established for-profit and non-profit companies in the testing business and testing departments within certain states and school districts, all of which are considerably larger and have greater financial and human resources and marketing capabilities. Competition may also come from education publishers who include reading comprehension tests with their instructional materials and companies that distribute reading motivation programs.

Although there are a number of for-profit firms that develop, publish, market, and distribute educational tests, the market is dominated by three: CTB/McGraw-Hill, Lake Forest, Illinois, and Monterey, California; Harcourt Educational Measurement, San Antonio, Texas; and The Riverside Publishing Company, Chicago, Illinois. As large, well-established publishers of educational tests and related products and services, these firms are considered strong competitors of the Company.

There are a number of non-profit organizations that develop, publish and distribute educational tests. For example, the American College Testing Program (ACT), Iowa City, Iowa; American Council on Education (ACE), Washington, DC; and Educational Testing Service (ETS), Princeton, New Jersey. In addition, there are various organizations that sponsor educational tests even though they do not have the technical capability to produce tests. For example, The College Board, New York, New York, sponsors the Scholastic Assessment Test (SAT) which is developed for The College Board by ETS. All of these non-profit organizations have, or have access to, the capability to develop, publish and distribute tests to schools. Currently, ACT, The College Board, and ETS publish one or more educational tests for the school market.

There are a number of for-profit and non-profit organizations that provide test design, production and consulting services to states under contract. For example, Measured Progress, Inc., Dover, New Hampshire; National Evaluation Systems (NES), Amherst, Massachusetts; and NCS Pearson, Iowa City, Iowa; are among the for-profit firms that supply test development, printing, distribution, and scoring services to individual states under contract. Among the non-profit organizations, ACT and ETS have conducted such contract work for states and ETS is the current contractor for the National Assessment of Educational Progress. By enabling states to have tests developed and administered to their own specifications, these for-profit and non-profit organizations compete indirectly with the Company's assessment division. In terms of size alone, these firms have greater marketing capability and resources than does the Company.

The MAC II Test exists in a competitive market; however, several of the non-profit and for-profit testing companies do not have a product that is in direct competition with the test. The major sources of direct competition are: the LAS (Language Assessment Scales) tests published by CTB/McGraw-Hill, the LPTS (Language Proficiency Test Series) published by Metri-Tech, and the IPT (Idea Language Proficiency Test), published by Ballard and Tighe. Each of these tests is designed to assess a student's level of English language proficiency. In indirect competition are tests that assess a student's language proficiency in a primary language other than English, such as the Spanish versions of the LAS and IPT. In addition, some states have developed their own instruments for statewide testing of English Language Learners, such as the MELAB (Michigan English Language Assessment Battery) and the RPTE (Texas Reading Proficiency Tests in English).

Instructional Materials. The elementary school market for the consumable books published by MLP is both huge and highly competitive, with every major publisher and numerous smaller publishers providing material. MLP's disadvantage is that its marketing resources are significantly smaller than those of the major publishers. MLP' s advantage is that, with its smaller corporate structure, decisions can be made rapidly so that new products can be available in a fraction of the time required by the major publishers. MLP's other competitive advantage is a lower selling price than that generally applicable to other consumable books with which MLP's products compete. MLP has developed a unique position through direct mail sales.

Employees

As of October 31, 2002, the Company employed a total of 51 employees in its continuing operations, 41 on a full-time basis, and 10 on a part-time basis. Of the 51 employees,14 are engaged in research and/or test development, 22 are in operations, 6 are in executive capacities, and 9 are in marketing in its assessment and instructional divisions. The Company employed a total of 124 employees in its discontinued operations as of October 31, 2002.

Government Regulations

Assessment and Instructional Materials. The 2002 Education Reauthorization Act, "No Child Left Behind (NCLB)," bodes well for TASA. This act provides funding of approximately $26 billion. Almost half is for Title I funding, which requires schools that take this funding to evaluate student progress in reading.

This act also provides almost one-half billion dollars in annual testing in reading and math; Title III allows for thee-quarters of a billion dollars in bilingual and immigrant education and almost one billion dollars in early language literacy. The following chart illustrates that TASA is strategically positioned to take advantage of a the funding opportunities under NCLB:

Section of NCLB Act	TASA Products & Services
Title I	DRP/Signposts/MLP
Early Childhood Literacy	DRP/Signposts
Title III/ESL	MacII/MLP
Annual Testing	DRP/BETA

Discontinued Operations. The post-secondary proprietary school industry is highly regulated with respect to accreditation and government funding issues. The disposition of Mildred Elley, previously approved by the Board of Directors, is subject to the approval of the various government and accreditation agencies with respect to the change in control of Mildred Elley. The Company currently anticipates that such closing will occur in the second quarter of 2003.

Patents, Copyrights, Trademarks, Trade Secrets and Royalties

The Company regularly asserts copyrights to all of its assessment and instructional materials.

The following are registered trademarks and/or service marks of the Company: TASA, the TASA logo, DRP Program The Readability Standard, DRP, DRP--> BOOKLINK, DRP-->EZ Converter, DRP Linking Text to Ability, BookMatch, DWM, Degrees of Reading Power, Degrees of Word Meaning, MicRA-->DRP, TextSense, TASA Literacy, Signposts and design, We've Done the Research for You, and The MAC II Test of English Language Proficiency and design (both pending). Additionally, Change-A-Print Frame is a registered trademark of MLP.

Trade secrets are maintained by licenses for software and certain proprietary data. In addition, all employees execute nondisclosure agreements as a condition of employment.

In connection with the purchase by MLP of substantially all the operating assets of Programs for Education, Inc. and pursuant to a Royalty Agreement between MLP and Bernard Shapiro, the founder of Programs for Education, Inc., MLP agreed to pay to Mr. Shapiro a royalty on sales of certain titles for a term of seven years following the closing of the acquisition in Fiscal 1997 in an amount equal to a minimum of $80,000 annually, with a maximum of $120,000 in the first year, which increases each year to a maximum of $240,000 in the seventh year. The Company paid Mr. Shapiro a total of $151,279 in Fiscal 2000, $160,667 in Fiscal 2001 and $161,558 in Fiscal 2002.

Item 2. DESCRIPTION OF PROPERTY

The Company owns a 30,000 square foot building in Brewster, New York. The building was constructed in 1987, with the second phase completed in 1991. In Fiscal 1997, the Company retired the first and second mortgages on the property and remortgaged the facility with MSB Bank, now Hudson United Bank.

MLP rents approximately 5,000 square feet for its service and order fulfillment centers in Rosemont, New Jersey on a month-to-month basis. In September 2000, it vacated its editorial facilities in Honesdale, Pennsylvania, and consolidated those activities into Brewster, New York.

BETA rents a small office facility of 500 square feet in Austin, Texas, which also affords good proximity to the Texas Education Agency. The Company made the decision to open the office in Texas because of the volume of business in that state.

The Company expends its resources for capital improvements as necessary.

Item 3. LEGAL PROCEEDINGS

The former owner of the Mildred Elley School, Inc. commenced an action alleging defaults in the payment of certain amounts under the asset purchase agreement between the Company and Mildred Elley School, Inc. and the accompanying promissory notes of MESI (TASA's wholly-owned subsidiary). The complaint also alleges certain defaults by MESI in the employment agreement between MESI and Faith Takes, the former owner of the Mildred Elley School, Inc. who is currently MESI's president and chief executive officer. The Company has defended primarily based on offsets related to breaches of warranties in the asset purchase agreement. Cross-motions for partial summary judgment were made and the court issued a decision which granted summary judgment to plaintiff on two demand notes in the total principal amount of $67,000 plus attorneys fees of $9,326. The enforcement of the judgment is stayed pending appeal of the court decision. The court also recognized the right of offset and granted summary judgment in favor of MESI on one issue, but found a triable issue of fact on the parties' intentions on another issue. Cross-appeals of the lower court's decision are pending currently in the New York State Appellate Division. The foregoing alleged defaults trigger a potential cross default under the Company's outstanding 8% Subordinated Debentures, in the outstanding principal amount of $3,530,141 (as of October 31, 2001) held by Cahill Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. The Company has not received a notice of default from the holders of such Debentures.

Since it is the Company's intention to sell the school back to the former owner, litigation is at a standstill.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The Company's common stock, par value $.0001 per share (the "Common Stock"), was traded until July 2, 2001, in the NASDAQ small-capitalization over-the-counter market ("Nasdaq") under the symbol TASA. Since July 2, 2001, the Company's Common Stock has been traded in the Nasdaq Electronic Bulletin Board under the symbol TASA.OB. The approximate high and low closing prices for each fiscal quarter in the two fiscal years ended October 31, 2001 and October 31, 2002 were as follows:

Common Stock Prices		
Fiscal Quarter:	High	Low
1st Qtr 01	$1.156	$0.406
2nd Qtr 01	1.1875	0.62
3rd Qtr 01	1.03	0.30
4th Qtr 01	0.80	0.40
1st Qtr 02	0.85	0.40
2nd Qtr 02	1.45	0.60
3rd Qtr 02	1.45	0.51
4th Qtr 02	0.90	0.51

During the first quarter of Fiscal 2003 (through January 20, 2003), the Company's Common Stock had a high closing price of $1.01 and a low closing price of $0.58.

As of the close of business on March 4, 1999, the Company effected a one-for-four reverse stock split (the "Stock Split") of the Company's Common Stock. All stock prices and all share amounts quoted in this Report have been adjusted to give effect to the Stock Split. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The Company is authorized to issue 5,000,000 shares, par value $.0001 per share, of preferred stock. The stock may be issued by the Board of Directors of the Company in one or more series and with such preferences, conversion or other rights, voting powers and other provisions as may be fixed by the Board of Directors in the resolution authorizing its issuance without any further action of the stockholders. There are no shares of preferred Stock outstanding.

On January 2, 2001, the Company received a notice from Nasdaq stating that the Company had failed to meet the continued listing requirement of the SmallCap Market because the price of the Company's Common Stock had been less than $1.00 for 30 consecutive trading days. The Company had 90 days to rectify this deficiency, which required that the Company's Common Stock close at a price of $1.00 or more for ten consecutive trading days. The Company was unable to satisfy this criterion, and as a result, the Company's Common Stock was delisted from the SmallCap Market on July 2, 2001. Since July 2, 2001, the Company's Common Stock has traded on the Nasdaq Electronic Bulletin Board.

As of January 10, 2003, there were 75 holders of record of the Company's Common Stock. This number of holders of record does not include beneficial owners of the Company's Common Stock, whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of its Common Stock held by others or in nominee names exceeds approximately 1,100 in number. The Company has not paid any cash dividends, and does not anticipate doing so in the immediate future as it intends to invest any earnings in the development of the Company's business.

The following table describes the equity securities of the Company issuable as of October 31, 2002 pursuant to the Company's equity compensation plans. The Company has four equity compensation plans, each of which has been approved by the stockholders of the Company: (1) the Amended and Restated 1991 Stock Incentive Plan (under which no further incentive awards may be made); (2) the 2000 Stock Incentive Plan; (3) the Amended and Restated Directors Stock Option Plan, and (4) the Consultants Stock Incentive Plan. For a description of each of the Company's equity compensation plans, please see Item 10 "Executive Compensation—Stock Incentive Plans."

EQUITY COMPENSATION PLAN INFORMATION
AS OF OCTOBER 31, 2002

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	609,087	$2.522	287,525
Equity compensation plans not approved by security holders	--	--	--

(b) Not applicable.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Except for historical information, the material contained in this Management's Discussion and Analysis or Plan of Operation is forward-looking. For the purposes of the safe harbor protection for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, readers are urged to review the list of certain important factors set forth in "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995" below, which may cause actual results to differ materially from those described.

COMPANY BACKGROUND

For over twenty-five years, TASA has served the rapidly expanding education market, primarily through the publishing and sale of its highly regarded proprietary reading tests. Since 1994, new management has implemented a strategy to broaden the Company's services within the educational marketplace. As a result, the Company completed three acquisitions since the beginning of Fiscal, 1997 in the K-12 assessment and instructional markets: In the second fiscal quarter of Fiscal 2002, the Company determined that its core businesses of assessment and instruction provide better long-term growth and profit potential than the proprietary school business. Consequently, during the second fiscal quarter, the Company reached a decision to sell its proprietary school. See "Discontinued Operations" below. TASA core revenues in Fiscal 1994 were $2.0 million and have increased by acquisition and internal growth to $10.4 million in Fiscal 2002.

In 1998, the Company entered the post-secondary proprietary market. In 2002, management made the decision to exit this market and has entered into a letter of intent to sell the school. Consequently, the educational delivery segment is listed in this Report as discontinued operations.

In an effort to report revenues in a more meaningful manner, the Company has segregated revenues from continuing operations into two discrete segments: (1) assessment products and services revenues, and (2) instructional revenues. Revenues from discontinued operations are reported separately.

The following table sets forth the revenues in each of the assessment and instructional divisions (continuing operations), and the annual percentage change for each of these divisions, for Fiscal 2002, 2001 and 2000:

TASA Revenues Breakdown (in thousands of dollars) and % of Year-To-Year Change

	Fiscal Year Ended October 31,						
	2000-2002	2002		2001		2000	
	% Change	$	% Change	$	% Change	$	% Change
Assessment Products and Services Revenues.......	54.4	7,562.5	15%	$6,594.2	35%	$4,897.9	7%
Instructional Revenues..................	2.7	2,862.9	1%	$2,839.0	2%	$2,785.5	15%
Total Revenues from Continuing Operations	35.7	10,425.4	11%	$9,433.2	23%	$7,683.4	9%

The following are selected ratios as a percentage of revenues from continuing operations based on the Company's financial statements:

	Fiscal Year Ended October 31,		
	2002	2001	2000
Revenues from Continuing Operations	100%	100%	100%
Gross Profit Margins.....................................	55%	64%	62%
Operating Expenses:			
Selling Expenses...	20%	20%	26%
General & Administrative...............................	27%	30%	38%
Impairment of Intangible Assets	--	--	11%
Income (Loss) from Operations	8%	14%	(13%)
Other Expense..	(5%)	(6%)	(8%)
Income (Loss) Before Income Taxes from Continuing Operations......................................	3%	8%	(20%)
Income (Loss) From Continuing Operations......	2%	5%	(13%)

FISCAL 2002 AS COMPARED TO FISCAL 2001

Revenues. The Company's revenues from continuing operations for the year ended October 31, 2002 (Fiscal 2002) were $10,425,395, representing an 11% increase or $992,224 over $9,433,171 for the year ended October 31, 2001 (Fiscal 2001). The overall increase was primarily attributable to internal growth of the Company's assessment division.

Revenues for assessment products and services, through the Company's proprietary and custom test design units increased 15% or $968,305 to $7,562,468 in Fiscal 2002 from $6,594,163 in Fiscal 2001. The Company's proprietary test unit revenues increased 18%. This growth can be attributable to the continued acceptance of the Company's key products, DRP and MacII, as well as significant growth of our test scoring facilities.

The instructional division's revenues increased $23,919 or 1% from $2,839,008 in Fiscal 2001 to $2,862,927 in Fiscal 2002. Management is confident that the stability of revenues from the instructional division, despite severe budget crises in almost every state and school district, is an indicator of the strength of MLP's product line.

Cost of Goods Sold. Cost of goods sold increased by 36% or $1,245,145 from $3,426,117 in Fiscal 2001 to $4,671,262 in Fiscal 2002. As a percent of revenue, cost of goods increased from 36% in Fiscal 2001 to 45% in Fiscal 2002. This increase is primarily due to increased costs of delivery products and services in our assessment segment. In Fiscal 2001, we had one assignment with very high margins. In 2002, the change in product mix reduced our margins.

Gross Profit. The Company's gross profit for Fiscal 2002 decreased by $252,921, or 4%, from $6,007,054 in Fiscal 2001 to $5,754,133 in Fiscal 2002. The gross profit margin was 55% in Fiscal 2002 versus 64% in Fiscal 2001. This change is a result of changes in product mix.

Selling Expenses. The Company's selling expenses increased $249,853, or 13%, in Fiscal 2002, from $1,858,549 in Fiscal 2001 to $2,108,402 in Fiscal 2002. Selling expenses were 20% of revenues in both years. The increased dollar expenditure was a result of higher sales commission and a building of the organization's marketing infrastructure necessary to support higher sales volumes.

General and Administrative. The Company's general and administrative expenses for Fiscal 2002 increased $11,713, or 0.4%, from $2,785,701 in Fiscal 2001 to $2,797,414 in Fiscal 2002. Because revenues increased while G&A remained relatively constant, as a percentage of sales, G&A was 27% in Fiscal 2002 versus 30% in Fiscal 2001. The Company has worked to contain G&A manpower and has redirected its manpower base to revenue-producing activities.

Income (Loss) From Operations. Income (loss) from operations decreased by $514,487 or from $1,362,804 in Fiscal 2001 to $848,317 in Fiscal 2002. The decrease in income is due to lower gross profits and increased selling expenses.

EBITDA. Earnings before interest, taxes, depreciation, and amortization decreased $461,362, or from $2,091,161 in Fiscal 2001 to $1,629,799 in Fiscal 2002. The decrease was a result of increased cost of goods and selling expenses.

Other Income/Expenses. Net other income (expense) decreased 7% or $40,355, or from $608,104 in Fiscal 2001 to $567,749 in Fiscal 2002. The decrease in this expense was due to reduced borrowing on the Company's lines of credit coupled with reductions in long-term debt.

Income and Income per Share. Income from continuing operations after taxes was $166,908 for Fiscal 2002 versus $501,236 in Fiscal 2001. For Fiscal 2002, earnings per share from continuing operations, both basic and diluted, were $0.06 versus $0.20 in 2001. The basic weighted average shares outstanding were 2,587,241 in Fiscal 2002 versus 2,559,453 in Fiscal 2001.

FISCAL 2001 AS COMPARED TO FISCAL 2000

Revenues. For Fiscal 2001, the Company's revenues from continuing operations were $9,433,171, representing a 23% increase, or $1,749,751, over $7,683,420 for the fiscal year ended October 31, 2000 ("Fiscal 2000"). The overall increase was attributable to internal growth of the Company's assessment and instructional divisions.

Revenues for assessment products and services, through the Company's proprietary and custom test design units increased 35% or $1,696,240 to $6,594,163 in Fiscal 2001 from $4,897,923 in Fiscal 2000. The Company's proprietary test unit revenues increased 23%. This growth can be attributable to the fourth quarter Fiscal 2000 launch of a new series of DRP tests (with new norms), the launch of our new MacII (Limited English Proficiency/English as a Second Language-LEP/ESL) test in July 2001 as well as increased sales of our BookLink software. BETA, our custom testing unit, increased 52% over the same period. This increase was attributable to growth in BETA's state contract business. In Fiscal 2001, BETA obtained several substantial contracts that accounted for these gains.

The instructional division's revenues increased $53,511 or 2% from $2,785,497 in Fiscal 2000 to $2,839,008 in Fiscal 2001. For the first nine months of Fiscal 2001, we had a 14% increase in sales. Following the events of September 11th, we witnessed a significant decrease in orders as a result of the delays in receiving mail due to the anthrax problems and because our distribution facility is serviced by the Trenton, New Jersey postal facility. The Company received the bulk of the delayed mail in November and December 2001.

Cost of Goods Sold. Cost of goods sold in Fiscal 2001 increased by 17%, or $499,292, from $2,926,825 in Fiscal 2000 to $3,426,117 in Fiscal 2001. Cost of goods sold as a percentage of revenues also decreased from 38% to 36% due to a change in product mix. This increase was primarily the result of increased costs required to deliver assessment products and services, more specifically, the Company's custom test design division's services which are typically associated with higher direct costs.

Gross Profit. In Fiscal 2001, gross profit increased by $1,250,459, from $4,756,595 in Fiscal 2000 to $6,007,054 in Fiscal 2001. The gross profit margin percentage also increased in Fiscal 2001 to approximately 64% from 62% in Fiscal 2000.

Selling Expenses. Selling expenses for Fiscal 2001 decreased by 5%, or $101,195, from $1,959,744 in Fiscal 2000 to $1,858,549 in Fiscal 2001. As a percentage of revenues, selling expenses decreased to 20% in Fiscal 2001 versus 26% in Fiscal 2000. The decline can be primarily attributed to reduced labor costs in Fiscal 2001.

General and Administrative. The Company's general and administrative expenses decreased 6%, or $169,919, from $2,955,620 in Fiscal 2000 to $2,785,701 in Fiscal 2001. General and administrative expenses as a percentage of sales were 30% in Fiscal 2001 versus 38% in Fiscal 2000.

Write Down of Software Development Costs. In Fiscal 2000, the Company took a one-time $120,853 charge for the write down of software development costs associated with certain of the Company's saleable computer software products in order to adjust such products to their net realizable value. This one-time charge represented approximately 2% of the Company's revenues for Fiscal 2000. There was no such charge in Fiscal 2001.

Impairment of Test Passage Bank. In Fiscal 2000, the Company took a one-time $685,722 charge for impairment of its test passage bank after deeming certain passages within the bank to have little or no value as of October 31, 2000. This one-time charge represented approximately 9% of the Company's revenues for Fiscal 2000. There was no such impairment in Fiscal 2001.

Income (loss) from Operations. (Loss) from operations for Fiscal 2000 was ($965,344) versus income from operations of $1,362,804 in Fiscal 2001. The loss in Fiscal 2000 was principally due to the increase in selling and general and administrative expenses coupled with the one-time charges associated with the write down of software development costs and impairment of the Company's test passage bank.

EBITDA. Earnings (loss) before interest, taxes, depreciation, and amortization increased by $2,058,113 to $2,091,161 in Fiscal 2001 from $33,048 in Fiscal 2000. As a percentage of revenues, EBITDA increased to 24% in Fiscal 2001 versus 12% in Fiscal 2000. These dollar and percentage increases were essentially attributable to the increase in general and administrative expenses which included costs associated with the establishment of adequate reserves and the write off of due diligence expenses associated with failed acquisitions, coupled with a lower gross profit margin resulting from an increase in revenues from the Company's custom test design division.

Other Income (Expense). Net other income (expense) decreased to ($608,104) in Fiscal 2001 versus ($604,839) in Fiscal 2000. This decrease is primarily attributable to a reduction in principle on certain loans.

Income (Loss) Before Income Taxes. The Company had a loss before income taxes of ($1,570,183) in Fiscal 2000 versus income before taxes of $754,700 in Fiscal 2001.

Income (Loss) and Basic Income (Loss) Per Share. Loss after taxes was ($964,485) for Fiscal 2000 versus net income after taxes of $501,236 for Fiscal 2001. For Fiscal 2001, basic loss per share was ($.20) based on weighted average shares outstanding of 2,559,453. For Fiscal 2000, basic loss per share was ($.40) based on weighted average shares outstanding of 2,438,167.

LIQUIDITY AND WORKING CAPITAL

Working Capital. Working capital increased by $401,392 during Fiscal 2002 from $1,698,592, at October 31, 2001 to $2,099,984 at October 1, 2002. This increase resulted primarily from the increase in cash and prepaid expenses and a repayment of long-term debt. The ratio of current assets to current liabilities was approximately 1.5 to 1.0 at the end of the Fiscal 2001 versus 1.68 to 1.0 at the end of Fiscal 2002.

Cash Flow From Operating Activities. During Fiscal 2002, the Company had net cash provided by operating activities of $776,988, as compared to $1,041,131 in Fiscal 2001. The decrease in cash provided by operating activities resulted from the net loss reported in Fiscal 2002 offset in part by an increase in noncash deductions for depreciation, amortization, deferred interest and deferred income taxes offset in part by an increase in accounts receivable.

Cash Flow From Investing Activities. During Fiscal 2002, the Company had net cash used in investing activities of ($444,264), as compared to ($440,356) for the Fiscal 2001. The cash used in investing activities remained relatively constant as the Company continues its development.

Cash Flow From Financing Activities. The Company had net cash used in financing activities of ($197,579) for Fiscal 2002 as compared to ($945,233) for Fiscal 2001 from financing activities. The decrease in cash used for financing activities resulted from the repayment of the Company's line of credit in Fiscal 2001 and the payoff of the debt associated with the acquisition of MLP during Fiscal 2002.

On September 4, 2002, the Company and the Cahill Warnock Entities agreed to an extension of the maturity of the outstanding Debentures in the principal amount of $3,530,141 from October 28, 2003 until February 1, 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventories, income taxes and loss contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, may be impacted significantly by judgment, assumptions and estimates used in the preparation of the Consolidated Financial Statements:

Revenues from the Company's sales of its proprietary tests and other assessment-related products, as well as from its instructional materials, are recognized when product is shipped from the Company's warehouse. Assessment consulting revenues are recognized when the consulting services are rendered. Tuition revenues from the Company's educational delivery division are recognized at the point in time in which the Company has no exposure to future tuition refunds associated with the respective academic semester.

The allowance for doubtful accounts is maintained to provide for losses arising from customers' inability to make required payments. If there is a deterioration of our customers' credit worthiness and/or there is an increase in the length of time that the receivables are past due greater than the historical assumptions used, additional allowances may be required.

Deferred tax assets are recorded based on the Company's projected future taxable income and the resulting utilization of the deferred tax assets. To the extent that the Company would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be necessary and charged to income.

SELECTED FINANCIAL DATA

The following tables summarize certain financial data for the continuing operations of the Company for Fiscal 2002, 2001, and 2000, respectively. See "Financial Statements" in Item 7 below.

	Fiscal Year Ended October 31,		
	2002	2001	2000
Income Statement Data:			
Operating revenues	$10,425,395	$9,433,171	$7,683,420
Net sales	10,425,395	9,433,171	7,683,420
Gross profit	5,754,133	6,007,054	4,756,595
Income (loss) from operations	848,317	1,362,804	(965,344)
Income (loss) before income taxes	280,568	754,700	(1,570,183)
Income (loss) from continuing operations	166,908	501,236	(964,485)
Earnings (loss) per share from continuing operations	.06	.20	(.40)
Balance Sheets:			
Current assets	$5,166,030	$4,895,019	$4,764,468
Total assets	12,806,762	15,369,054	16,204,649
Long-term obligations	5,301,832	5,521,349	6,212,302
Total liabilities	8,367,878	8,717,776	9,923,274
Working capital	2,099,984	1,698,592	1,053,496
Stockholders' equity	4,438,884	6,651,278	6,281,375

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These are statements that do not relate strictly to historical or current facts. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those discussed in the forward-looking statements. These risk factors include, without limitation:

- Rapid changes in (i) the technology used to administer standardized tests generally or market educational materials or (ii) in the policy considerations which determine which test will be administered;
- Non-renewal of the Company's annual contract with the State of Connecticut;
- Deficits in state and school budgets;
- The loss of any significant customer;
- The ability of the Company to compete successfully with the other providers of standardized tests (see "Description of Business--Competition", above);
- The ability of the Company to accommodate any changes in government regulation which may impact the marketability of its tests (see "Description of Business--Government Regulation", above);
- The ability to complete the divestiture of the Mildred Elley Schools;
- While the divestiture of the Mildred Elley Schools is pending, the loss of the eligibility of the Mildred Elley Schools under Federal or state grant programs for tuition assistance, or the discontinuance of Federal or state grant programs for tuition assistance, or the loss of accreditation of the Mildred Elley schools;
- The ability of the Company to secure additional financing as and when necessary;
- The ability of the Company to retain the services of its key management, and to attract new members of the management team;
- The ability of the Company to effect and retain appropriate patent, copyright and trademark protection of its products;
- Any decrease in the market for educational consulting services; and
- Increased competition in the field of publishing.

The Company undertakes no obligation to release publicly any revisions to the forward-looking statements or to reflect events or circumstances after the date of this Report.

Item 7. FINANCIAL STATEMENTS

Financial information required by this item appears in the pages marked F-1 through F-33 at the end of this Report and are incorporated herein by reference as if fully set forth herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

As of January 20, 2003, the directors and executive officers of the Company were as follows:

Name	Age	Position
Michael D. Beck	56	Director; Vice President, TASA; and President, Chief Executive Officer, BETA
Steven R. Berger (1)(2)	47	Director
Peter A. Duhamel	57	Chief Operating Officer, TASA and MLP; Vice President, TASA
Joseph A. Fernandez(1)(2)	67	Director
Donald W. Hughes(1)	52	Director
Andrew L. Simon	60	Chairman of the Board of Directors; President and Chief Executive Officer, TASA
Linda G. Straley	46	Director; Vice President, and Secretary, TASA
Thomas G. Struzzieri(1)(2)	44	Director
David L. Warnock(2)	45	Director

---

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

Each director shall hold office until the earlier of the next annual meeting of the Company's stockholders or his or her resignation and until a successor is selected and qualified.

MICHAEL D. BECK was elected as a Director of the Company in March 1997 and has been Vice President of the Company since January 1997. Mr. Beck is also a Director and President and Chief Executive Officer of BETA and is a Director of MLP. Since 1983, Mr. Beck has been President of BETA, which provides consulting and contractual services to school districts, state education departments and test and textbook publishers. As of January 2, 1997, BETA became a wholly-owned subsidiary of the Company and Mr. Beck continues to serve as the President of BETA. See "Certain Relationships and Related Transactions" in Item 12, below. Mr. Beck has also provided consulting services on matters of educational research and assessment for various military, governmental and commercial organizations. Mr. Beck received an A.B. from John Carroll University and an M.A. from Fordham University.

STEVEN R. BERGER was elected as a Director of the Company in March 1996 and he also serves on each of the Company's Compensation and Audit Committees. Mr. Berger was a partner in the law firm of Salans from January 1989 through September 2002. Salans acted as special securities counsel to the Company from January 1995 through September 2002. Mr. Berger is currently a partner in the law firm of Vedder, Price, Kaufman & Kammholz in New York City. The Company has retained Vedder, Price, Kaufman & Kammholz as its special securities counsel. Mr. Berger received an A.B. from Harvard University and a J.D. from Harvard Law School.

PETER A. DUHAMEL joined the Company as the Chief Operating Officer of TASA and MLP and a Vice President of the Company in January 2000. Before joining the Company, Mr. Duhamel was the National Sales Manager for Prentice Hall Regents/Cambridge in Upper Saddle River, New Jersey, from July 1997 until December 1999, and as such was responsible for the sales of all Cambridge and Prentice Hall Regents products to the kindergarten through the adult/academic and GED markets through all lines of distribution. From January 1991 until June 1997, Mr. Duhamel was the General Manager of Sales and Marketing for the Troll School and Library in Mahwah, New Jersey, during which time Mr. Duhamel was responsible for the sales and marketing of Troll School and Library products to the educational market place. Mr. Duhamel received a B.S. from Western New England College.

JOSEPH A. FERNANDEZ was elected as a Director of the Company in December 1998 and, since that date, he has also served on each of the Company's Audit and Compensation Committees. Dr. Fernandez is also a director of BETA and TESC. Dr. Fernandez is President of Joseph A. Fernandez &

Associates, Inc., an education consulting firm. From June 1993 until June 1996, Dr. Fernandez served as President and Chief Executive Officer of School Improvement Services, Inc., an organization in Winter Park, Florida which provides consulting services related to school improvement at the state, district or school level. From June 1993 until July 1994, Dr. Fernandez also served as the President of the Council of Great City Schools, a Washington, D.C. based organization representing fifty of the largest urban school districts in the United States. Prior to assuming such positions in 1993, Dr. Fernandez served as Chancellor of the New York City Public Schools from 1990 to 1993 and as Superintendent of the Dade County Public Schools in Miami, Florida from 1987 to 1990. Dr. Fernandez served on the Board of Directors of Children's Comprehensive Services, Inc. from 1994 through 2001, and currently serves on the Board of Directors of Commerce Thru Digital Technology, Inc. Dr. Fernandez holds a B.A. from the University of Miami, a M.A. in Education from Florida Atlantic University and an Ed.D. from Nova University.

DONALD W. HUGHES was elected as Director in June 2001. Since July 2001, Mr. Hughes has served on the Company's Audit Committee. Mr. Hughes has served as an officer of Cahill Warnock since February 1997 and is a General Partner and Chief Financial Officer of Cahill Warnock. Prior to joining Cahill Warnock in February 1997, Mr. Hughes had served as Vice President, Chief Financial Officer and Secretary of Capstone Pharmacy Services, Inc. from December 1995 and as Executive Vice President and Chief Financial Officer of Broventure Company, Inc., a closely-held investment management company, from July 1984 to November 1995. Mr. Hughes also serves on the boards of Occupational Health + Rehabilitation Inc, and AgilQuest, Inc. Mr. Hughes received a B.A. from Lycoming College and an M.S.F. from Loyola College in Maryland, and is a Certified Public Accountant.

ANDREW L. SIMON was elected as Director and as President and Chief Financial Officer of the Company in March 1995. Mr. Simon is also a Director of MLP, a Director and President and Treasurer of TESC, a Director and Treasurer of MESI and a Director and Secretary of BETA. He served as Interim President of TASA from June 1994 through March 1995. He was a founder of the Company and previously served as a Director from 1976 to 1991 and has acted as a financial consultant to the Company since its inception in 1976. From 1983 to 1986, he was a Vice President/Marketing Division Head in the Private Clients Group at Bankers Trust Company. He was a Vice President at Citibank, NA, where he held a number of senior marketing and sales positions, from 1980 to 1983. Prior to 1980, Mr. Simon served as Marketing Director for several consumer package goods companies including Norcliff-Thayer and Lederle Laboratories. He holds an M.B.A. from Columbia University and a B.A. from Washington University. Mr. Simon is on The George Washington University National Council for Education and Human Development.

LINDA G. STRALEY was elected as a Director of the Company and has been Vice President since June 1994. From June 1994 through March 1995, she was Chairman of the Board of Directors. She has been Secretary since August 1992 and, from 1984 to 1994, she served as director of DRP Services for the Company. Ms. Straley is also a Director of MESI and a Director and Secretary of TESC. Ms. Straley received a B.A. in Education from Bethany College and an M.S. in Educational Psychology and Statistics from the State University of New York.

THOMAS STRUZZIERI was elected a Director of the Company in June 2000. He serves on each of the Company's Audit and Compensation Committees. Mr. Struzzieri is the owner of HITS, a special events production company. HITS currently produces major equestrian circuits in California, Florida, Virginia, New York, Arizona, and Nevada. He is a director of the American Horse Shows Association and President of the National Hunter Jumper Council. He is on the Board of Directors of the United Way of Dutchess County, the Rhinebeck Center for Performing Arts, the Bardavon Opera House, the Boy Scouts of American of Dutchess County and the Astor Home for Children. Mr. Struzzieri is also a trustee of Vassar Hospital and a member of the Business and Community Leaders' Advisory Committee of the Institute of Ecosystems Studies. He attended Vassar College.

DAVID L. WARNOCK was elected as a Director of the Company in October 1998 and, since that time, he has also served on the Company's Compensation Committee. Mr. Warnock is also a Director of TESC. Mr. Warnock is a founding partner of Cahill, Warnock & Company, LLC, an asset management firm established in 1995 to invest in small public companies. From 1983 to 1995, Mr. Warnock was with T. Rowe Price Associates in senior management positions, including President of the corporate general partner of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II, and as the Executive Vice President of T. Rowe Price New Horizons fund. Mr. Warnock also serves on the Boards of Directors of Blue Rhino Corp., Bridges Learning Systems, Concorde Career Colleges, Inc., Environmental Safeguards, Inc., the National Alliance to End Homelessness, the Center for Fathers, Families and Workforce Development, and QC Holdings. Mr. Warnock received a B.A. in History from the University of Delaware and a Masters in Finance from the University of Wisconsin.

Item 10. EXECUTIVE COMPENSATION

The following table shows compensation for services rendered to the Company during Fiscal 2002, 2001 and 2000, respectively, by the Chief Executive Officer, the President of BETA, the Chief Operating Officer of TASA and MLP, the Chief Financial Officer, and the Executive Vice President of TESC. Each executive officer serves under the authority of the Board of Directors. No other executive officer of the Company received cash compensation that exceeded $100,000 during Fiscal 2002. Therefore, pursuant to Item 402 of Regulation S-B, only compensation for each of the Chief Executive Officer, the President of BETA, the Chief Operating Officer of TASA and MLP, the Chief Financial Officer, and the Executive Vice President of TESC is shown in the Summary Compensation Table below.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation	Restricted Stock Award(s) ($)	Securities Underlying Option/ SARs[1]	LTIP Payouts ($)	All Other Compen-sation ($)
Andrew L. Simon, President, Chief Executive Officer	2002	$219,166	$25,000	$22,125[2]	0	10,000/0[2]	0	0
	2001	$215,000	$40,000	$21,854[2]	10,000[2]	20,000/0[2]	0	0
	2000	$212,500	0	$35,350[2]	0	20,000/0	0	0
Michael D. Beck, Vice President, TASA; President and Chief Executive Officer, BETA	2002	$150,000	$25,414	$19,928[3]	0	6,000/0[3]	0	0
	2001	$150,000	$47,854	$19,654[3]	10,000[3]	12,000/0[3]	0	0
	2000	$150,000	$20,608	$30,702[3]	0	12,000/0	0	0
Peter A. Duhamel, Chief Operating Officer, TASA/MLP	2002	$150,000	$43,902	$18,831[4]	0	6,000/0[4]	0	0
	2001	$122,260	$40,511	$17,848[4]	10,000[4]	12,000/0[4]	0	0
	2000	$122,260	0	$20,201[4]	0	40,000/0	0	0
Denise M. Stefano, Chief Financial Officer (resigned effective July 31, 2001)	2002	0	0	0	0	0	0	0
	2001	$91,616	0	$9,945[5]	0	0	0	0
	2000	$110,000	0	$14,842[5]	0	5,000/0	0	0
Faith Takes, Executive Vice President, TESC; President and Chief Executive Officer, MESI	2002	$150,000	0	$12,093[6]	0	0	0	0
	2001	$150,000	0	$9,945[6]	0	0	0	0
	2000	$150,000	0	$10,979[6]	0	10,000/0	0	0

*(1) To date, the Company has issued no SARs.

(2) Includes: contributions to the Company's qualified 401(k) Profit Sharing Plan (the "401(k)") and the Company's Money Purchase Pension Plan (the "Pension Plan") of$8,500 in Fiscal 2002, $8,500 in Fiscal 2001, and $17,000 in Fiscal 2000; and $9,000, $9,000, and $9,882, for a company car in Fiscal 2002, 2001, and 2000, respectively. Also includes: restricted shares and options issued after the end of Fiscal 2001 pursuant to the Company's 2000 Stock Incentive Plan, as part of a bonus paid in respect of Fiscal 2001; and stock options issued after the end of Fiscal 2002 pursuant to the Company's 2000 Stock Incentive Plan, as part of the bonus paid in respect to Fiscal 2002.

(3) Includes: contributions to the Company's 401(k) and Pension Plan of $8,500 in Fiscal 2002, $8,500 in Fiscal 2001; and $17,000 in Fiscal 2000; and $7,091, $7,091, and $6,234, for a company car in Fiscal 2002, 2001, and 2000, respectively. Also includes: restricted shares and options issued after the end of Fiscal 2001 pursuant to the Company's 2000 Stock Incentive Plan, as part of a bonus paid in respect of Fiscal 2001; and stock options issued after the end of Fiscal 2002 pursuant to the Company's 2000 Stock Incentive Plan, as part of the bonus paid in respect to Fiscal 2002.

(4) Includes: contributions to the Company's 401(k) and Pension Plan of $8,500 in Fiscal 2002, $7,500 in Fiscal 2001, and $12,226 in Fiscal 2000; and $5,994, $5,994 and $4,995 for a company car in Fiscal 2002, 2001 and 2000, respectively. Also includes: restricted shares and options issued after the end of Fiscal 2001 pursuant to the Company's 2000 Stock Incentive Plan, as part of a bonus paid in respect of Fiscal 2001; and stock options issued after the end of Fiscal 2002 pursuant to the Company's 2000 Stock Incentive Plan, as part of the bonus paid in respect to Fiscal 2002.

(5) Includes: contributions to the Company's 401(k) and Pension Plan of $0 in Fiscal 2002, $4,581 in Fiscal 2001 and $11,000 in Fiscal 2000, and $0, $2,541 and $840 for a company car in Fiscal 2002, 2001 and 2000, respectively.
(6) Includes: $8,556, $8,556, and $8,412 for a company car in Fiscal 2002, Fiscal 2001, and Fiscal 2000, respectively.

Employment Contracts

On March 1, 1996, the Company entered into an employment agreement with each of Andrew L. Simon and Linda G. Straley, pursuant to which the Company agreed to employ Mr. Simon and Ms. Straley, and each of Mr. Simon and Ms. Straley agreed to remain, as the Company's President and Chief Executive Officer, and Vice President, respectively, for a term of three years, subject to automatic yearly extensions and certain rights of termination as provided in each such agreement.

As of January 2, 1997, the Company entered into an employment agreement with Michael D. Beck, pursuant to which the Company agreed to employ Mr. Beck, and Mr. Beck agreed to remain, as Vice President of TASA and President and Chief Executive Officer of BETA, for a term of three years, subject to automatic yearly extensions and certain rights of termination as provided in such agreement.

In the employment agreements with each of Messrs. Simon and Beck and Ms. Straley, the Company has agreed to provide for certain benefits and protections for such executive officers in connection with a change of control of the Company. Such agreements provide that upon the occurrence of a change of control (as defined in each agreement), such executive's employment agreement would continue until the earlier of three years from the date of such change of control or the date all of the Company's obligations under the employment agreement are satisfied. In addition, in the event of a change of control, each executive officer would be awarded for each fiscal year during the employment term, an annual bonus in cash at least equal to the average annual bonus payable to such executive in respect of two of the last three fiscal years immediately preceding the date of the change of control in which bonuses paid were higher. In addition, Mr. Beck's employment agreement provides that, in the event of a change of control, he would be entitled to receive a bonus equal to the average annual bonus payable to Mr. Beck from the Company in respect of two of the last three fiscal years immediately preceding the date of any change of control in which the bonuses paid were higher.

In November 1998, the Company, through MESI, acquired substantially all of the assets of Mildred Elley. MESI entered into an employment agreement with Faith Takes, pursuant to which Ms. Takes agreed to remain as the President and Chief Executive Officer of MESI and to become the Executive Vice President of TESC, a wholly-owned subsidiary of the Company and the parent company of MESI. Ms. Takes' employment agreement terminates October 31, 2003.

On December 1, 1999, the Company entered into an employment agreement with Peter Duhamel, pursuant to which, effective as of January 10, 2000, the Company agreed to employ Mr. Duhamel, and Mr. Duhamel agreed to remain, as the Chief Operating Officer of TASA and MLP and as a Vice President of TASA, for an initial term of one year, subject to automatic yearly extensions and certain rights of termination as provided in such agreement. The agreement contains a non-competition clause for one year following termination of the executive's employment.

Generally, each employee of the Company has agreed to the assignment to the Company of the employee's rights to any inventions relating to the Company's business or interest which were conceived both prior to and during the period of employment and, except under certain specified conditions, the Company's employees are prohibited from competing for one year with the Company in areas in which he or she was employed.

Stock Incentive Plans

The Board of Directors of the Company adopted the 1991 Stock Option Incentive Plan (the "Option Plan") on August 25, 1991 in order to attract and retain qualified personnel, which Option Plan was approved by the stockholders on August 25, 1991. The Board of Directors adopted the Amended and Restated 1991 Stock Option Incentive Plan (the "Amended Option Plan") in February 1996, which Amended Option Plan amended and restated the Option Plan and was approved by the stockholders of the Company on March 29, 1996. Under the Amended Option Plan, options to purchase up to 625,000 shares of Common Stock were available to be granted to employees, officers, directors and consultants of the Company. The Amended Option Plan terminated in 2001, after which no further options or stock awards may be issued under the Amended Option Plan; all options and other stock awards outstanding under the Amended Option Plan at the termination date shall continue to be outstanding and may be exercised in accordance with their respective terms, until such options or other stock awards expire by their terms.

The Board of Directors of the Company adopted the 2000 Stock Incentive Plan (the "2000 Plan") in February, 2000. The stockholders of the Company approved the 2000 Plan at the Company's Annual Meeting of Stockholders held on March 31, 2000. Under the 2000 Plan, options or other stock awards with respect to up to 300,000 shares of the Company's Common Stock may be granted to employees, officers, directors and consultants of the Company. The terms of the 2000 Plan are substantially identical to the terms of the Amended Option Plan, except for provisions with respect to the number of shares which may be issued under the 2000 Plan and the expiration date of the 2000 Plan. As of October 31, 2001, no options or other stock awards had been issued under the 2000 Plan. As of October 31, 2002, options to purchase up to an aggregate of 79,800 shares were outstanding under the 2000 Plan and restricted stock awards aggregating 35,000 shares had been issued under the 2000 Plan.

Each of the Amended Option Plan and the 2000 Plan (collectively, the "Option Plans") is administered by the Compensation Committee of the Board of Directors (the "Committee"). Subject to the terms of the Option Plans, the Committee is authorized to select optionees and determine the number of shares covered by each option and certain of its other terms. The exercise price of stock options granted under the Option Plans may not be less than the fair market value of the Company's Common Stock on the date of the grant. In general, options become exercisable after the first anniversary of the date of grant. The period within which any stock option may be exercised cannot exceed ten years from the date of grant. Options held by a terminated employee expire three months after termination except in the event of death, disability or termination for cause. No one participant may receive, in any one fiscal year, awards under the Option Plans which would entitle the participant to receive more than 50,000 shares.

In Fiscal 2000, the Company granted a total of 113,275 options under the Amended Plan, and 76,350 options under the Amended Option Plan were canceled. In Fiscal 2001, 22,750 options were cancelled under the Amended Option Plan. No options were granted in Fiscal 2001 under either the Amended Option Plan or the 2000 Plan. In Fiscal 2002, 375 options were cancelled under the Amended Option Plan. In January 2002, restricted stock awards aggregating 35,000 shares and 79,800 options were granted under the 2000 Plan. As of October 31, 2002, there were 474,912.50 options in the aggregate outstanding under the Amended Option Plan and 79,800 options in the aggregate were outstanding under the 2000 Plan.

OPTION/SAR GRANTS IN LAST FISCAL YEAR
(INDIVIDUAL GRANTS)

Name	Number of Securities Underlying Options/SARs[(1)] Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Or Base Price ($/Share)	Expiration Date
Andrew L. Simon, President, Chief Executive Officer	20,000	25.1%	$0.46	1/10/2012
Michael D. Beck, Vice President, TASA; President and Chief Executive Officer, BETA	12,000	15.1%	$0.46	1/10/2012
Peter Duhamel, Chief Operating Officer, TASA/MLP	12,000	15.1%	$0.46	1/10/2012
Faith Takes, Executive Vice President, TESC; President and Chief Executive Officer, MESI	--	--	--	--

(1) To date, the Company has issued no SARs.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION/SAR VALUES

			Number of Securities Underlying Unexercised Options/SARs[(1)] at FY-End (#)	Value of Unexercised In-the-Money Options/SARs[(1)] at FY-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Andrew L. Simon, President, Chief Executive Officer	0	0	141,875/15,000	--/$1,800[(2)]
Michael D. Beck, Vice President, TASA; President and Chief Executive Officer, BETA	0	0	70,750/12,000	--/$1,080[(2)]
Peter Duhamel, Chief Operating Officer, TASA/MLP	0	0	40,000/12,000	--/$1,080[(2)]
Faith Takes, Executive Vice President, TESC; President and Chief Executive Officer, MESI	0	0	47,500/0	--/--[(2)]

(1) To date, the Company has issued no SARs.
(2) Based on the closing price of the Company's Common Stock on NASDAQ on October 31, 2002, or $0.55.

Directors Compensation

The Board of Directors of the Company adopted the Directors Plan in February 1996 in order to aid the Company in attracting, retaining and motivating independent directors, which Directors Plan was approved by the stockholders of the Company on March 29, 1996. The Directors Plan initially authorized awards up to an aggregate of 25,000 shares of Common Stock. In February 2000, the Board of Directors approved an amendment to the Directors Plan increasing to 75,000 the number of shares which may be the subject of stock options under the Directors Plan. The stockholders of the Company approved such amendment at the Annual Meeting of Stockholders on March 31, 2000. Under the Directors Plan, non-qualified stock options to purchase up to 75,000 shares of Common Stock may be granted to non-employee directors of the Company, which options are granted automatically at the times and in the manner stated in the Directors Plan.

Subject to the terms of the Directors Plan, each non-employee director receives 5,000 options on the day he (she) first is elected to the Board of Directors, and 2,500 options on the date of each annual meeting of the stockholders of the Company, provided he (she) is re-elected to the Board of Directors. The exercise price of stock options granted under the Directors Plan is the fair market value of the Company's Common Stock on the date of grant. The options become exercisable after the first anniversary of the date of grant and the term of the option cannot exceed ten years. On March 31, 2000, the Company granted 7,500 options; on June 7, 2000, the Company granted 5,000 options; on March 30, 2001, the Company granted 10,000 options, on June 6, 2001, the Company granted 5,000 options; and on March 20, 2002, the Company granted 12,500 options under the Directors Plan. As of October 31, 2002, an aggregate of 46,875 options were outstanding under the Directors Plan.

Directors receive no compensation, other than the options pursuant to the Directors Plan, for services in such capacity.

Other Plans

Consultants Stock Incentive Plan. In March 1997, the Board of Directors of the Company adopted the Consultants Plan, pursuant to which options to purchase up to 50,000 shares of Common Stock may be granted to consultants to the Company. The Consultants Plan is administered by the Board of Directors of the Company. Subject to the terms of the Consultants Plan, the Board is authorized to select optionees and determine the number of shares covered by each option and certain of its other terms. In general, the exercise price of stock options granted under the Consultants Plan is the fair market value of the Company's Common Stock on the date of the grant, however, the Board has the discretion to use another method of valuation if it determines that such other valuation is warranted. In general, options become exercisable six months from the date of grant, although the Board has discretion to set either longer or shorter vesting periods. The period within which any stock option may be exercised cannot exceed ten years from the date of grant. If a consultant's association with the Company is terminated prior to the end of its agreed term, all unexercised, deferred and unpaid awards shall be canceled immediately, except in the event of the Consultant's death or disability. During Fiscal 2002, the Company granted 7,500 options under the Consultants Plan. As of October 31, 2002, 7,500 options were outstanding under the Consultants Plan.

Profit Sharing Plan. The Company has a qualified 401(k) Profit Sharing Plan. For fiscal years ended before November 1, 2000, the 401(k) Plan allowed eligible employees to contribute up to 15 percent (15%) of income through Company contributions and a salary reduction mechanism. Company contributions to the 401(k) Plan were optional and accrued at the discretion of the Board of Directors. For Fiscal 2000 and Fiscal 1999, the Board of Directors of the Company elected not to make a contribution to the 401(k) Plan. Effective November 1, 2000, the Company amended the 401(k) Plan to provide a matching component under the 401(k) Plan of up to five percent (5%) of each eligible employee's compensation. In addition, the eligibility requirements were amended to that an employee is not eligible until completing twelve months or two thousand hours of employment, and may only enter the 401(k) Plan at specified entry dates.

Net assets for the 401(k) Plan, as estimated by the Massachusetts Mutual Life Insurance Company which maintains such plan's records, were $1,735,127, $1,667,686, and $1,794,313 at October 31, 2002, 2001 and 2000, respectively.

Money Purchase Pension Plan. In October 1991, the Company adopted a Money Purchase Pension Plan, which has been qualified by the Internal Revenue Service. Under this Plan, for fiscal years ended before November 1, 2000, the Company was required to make an annual contribution to the Plan equal to ten percent (10%) of each eligible employee's compensation. Effective November 1, 2000, the Company amended the Plan to exclude highly compensated employees and to reduce the contribution to five percent (5%) of each eligible employee's compensation. In addition, the eligibility requirements were amended to that an employee is not eligible until completing twelve months of employment, and may only enter the Pension Plan at specified entry dates.

Net assets for the Money Purchase Pension Plan, as estimated by the Massachusetts Mutual Life Insurance Company which maintains such plan's records, were, and $940,550, $936,111, and $944,366 at October 31, 2002, 2001 and 2000, respectively.

For Fiscal 2002, Fiscal 2001, and Fiscal 2000, the Company's retirement costs aggregated $166,000, $146,000, and $197,500, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own beneficially more than ten percent of the Company's outstanding common stock to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of common stock and other securities of the Company on Forms 3, 4 and 5, and to furnish the Company with copies of all such forms they file. Based on a review of copies of such reports received by the Company, all of the Company's directors and officers timely filed all reports required with respect to Fiscal 2002.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of January 20, 2003, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group.

As of January 20, 2003, there were 2,594,453 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote per share.

Name and Address of Beneficial Owners and Directors and Officers	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
5% Beneficial Owners:		
Cahill, Warnock Strategic Partners Fund, L.P. c/o Cahill, Warnock & Co., LLC 1 South Street, Suite 2150 Baltimore, MD 21202	720,318[1,2]	25.3%
Officers and Directors		
Michael D. Beck 4 Hardscrabble Heights Brewster, NY 10509	162,875[3]	6.1%
Steven R. Berger 805 Third Avenue New York, NY 10022	10,625[4]	*
Peter A. Duhamel 4 Hardscrabble Heights Brewster, NY 10509	62,000[5]	2.3%
Joseph A. Fernandez 4392 Live Oak Boulevard Palm Harbor, FL 34685	10,275[6]	*
Donald W. Hughes 1 South Street, Suite 2150 Baltimore, Maryland 21202	767,731[7]	26.7%
Andrew L. Simon 4 Hardscrabble Heights Brewster, NY 10509	252,113[8]	9.1%
Linda G. Straley 4 Hardscrabble Heights Brewster, NY 10509	121,494[9]	4.6%
Thomas Struzzieri 319 Main Street Saugerties, NY 12477	15,000[10]	*

Faith Takes 4 Hardscrabble Heights Brewster, NY 10509	47,500[11]	1.8%
David L. Warnock 1 South Street, Suite 2150 Baltimore, Maryland 21202	770,231[12]	26.8%
Officers and Directors as a Group (10 persons)	1,434,011[13]	43.1%

* Less than 1%

[1] Includes 258,268 shares that Cahill, Warnock Strategic Partners Fund, L.P. (the "Fund") has the right to acquire pursuant to currently exercisable warrants (the "Fund Warrants"). Excludes (a) 25,602 shares, and (b) 14,311 shares which may be acquired pursuant to currently exercisable warrants (the "Strategic Warrants"), owned by Strategic Associates, L.P., an affiliate of the Fund, but as to which the Fund disclaims beneficial ownership. ("Strategic Associates"; together, with the Fund, the "Cahill, Warnock Entities"). Pursuant to the Investor Rights Agreement (the "Investor Rights Agreement") between the Company and the Cahill, Warnock Entities, the Company has agreed that so long as the Cahill, Warnock Entities own at least 50% of the Fund Warrants and the Strategic Warrants (the "Warrants") (or if the Warrants have been exercised, the shares issuable pursuant thereto), the Cahill, Warnock Entities have the right to nominate two directors to the Board of Directors of the Company. David L. Warnock and Donald W. Hughes are the two current directors who were nominated by the Cahill, Warnock Entities. Pursuant to the Investor Rights Agreement, the directors and executive officers of the Company have agreed, at each meeting of stockholders for the purpose of electing directors, to cast their eligible votes in favor of the nominees of the Cahill, Warnock Entities. In addition, for a period of 29 months from the closing date of the investment by the Cahill Warnock Entities, at each meeting of stockholders for the purpose of electing directors, the Cahill, Warnock Entities have agreed to cast all of their eligible votes in favor of the directors nominated by the Company.

[2] Edward L. Cahill, David L. Warnock and Donald W. Hughes are general partners of Cahill, Warnock Strategic Partners, L.P. ("Cahill, Warnock Partners"), the Fund's sole general partner, and the sole general partner of Strategic Associates. Each of David L. Warnock and Donald W. Hughes is also a director of the Company (see footnotes 7 and 12 to this table).

[3] Includes (i) 42,000 shares which are owned jointly with Mr. Beck's wife, (ii) 9,375 shares owned by Mr. Beck's daughter, and (iii) 82,750 shares which Mr. Beck has the right to acquire upon the exercise of currently exercisable stock options or options that will become exercisable within 60 days. Excludes 9,375 shares owned by Mr. Beck's wife, as to which Mr. Beck disclaims beneficial ownership, and 6,000 shares which are the subject of stock options that are not currently exercisable.

[4] Includes 10,625 shares which Mr. Berger has the right to acquire upon the exercise of currently exercisable stock options or stock options which become exercisable within 60 days.

[5] Includes 52,000 shares which are the subject of options granted to Mr. Duhamel which are currently exercisable or stock options which become exercisable within 60 days. Excludes 6,000 shares which are the subject of stock options that are not currently exercisable.

[6] Includes 9,375 shares which Mr. Fernandez has the right to acquire upon the exercise of currently exercisable stock options or stock options which become exercisable within 60 days.

[7] Includes (i) 487,652 shares owned by the Cahill Warnock Entities, (ii) 258,268 shares which the Fund has the right to acquire pursuant to the Fund Warrant; (iii) 14,311 shares which Strategic Associates, has the right to acquire pursuant to the Strategic Warrant (see footnotes 1 and 2 to this table); and (iv) 7,500 shares which Mr. Hughes has the right to acquire upon the exercise of options currently exercisable stock options or stock options which become exercisable within the next 60 days.

[8] Includes 161,875 shares which Mr. Simon has the right to acquire upon the exercise of currently exercisable stock options or stock options that will become exercisable within 60 days, and which options are not included in the Voting Trust. Excludes 375 shares of Common Stock owned by the retirement

account of Mr. Simon's wife, as to which Mr. Simon disclaims beneficial ownership, and 10,000 shares which are the subject of stock options that are not currently exercisable.

[9] Includes 70,800 shares which Ms. Straley has the right to acquire upon the exercise of currently exercisable stock options or options that will become exercisable within 60 days. Excludes 3,000 shares which are the subject of stock options that are not currently exercisable.

[10] Includes 10,000 shares which Mr. Struzzieri has the right to acquire upon the exercise of currently exercisable stock options or options which become exercisable within the next 60 days.

[11] Includes 47,500 shares which Ms. Takes has the right to acquire upon the exercise of currently exercisable stock options or options.

[12] Includes (i) 10,000 shares which Mr. Warnock has the right to acquire upon the exercise of currently exercisable stock options or stock options which become exercisable within 60 days; (ii) 487,652 shares owned by the Cahill Warnock Entities, (iii) 258,268 shares which the Fund has the right to acquire pursuant to the Fund Warrant; and (iv) 14,311 shares which Strategic Associates, has the right to acquire pursuant to the Strategic Warrant (see footnotes 1 and 2 to this table).

[13] Includes 462,425 shares which officers and directors have the right to acquire upon the exercise of currently exercisable stock options, options which become exercisable within the next 60 days, or currently exercisable warrants, and includes 272,679 shares which the Cahill Warnock Entities have the right to acquire upon the exercise of currently exercisable warrants.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 1998, the Company, through MESI, acquired substantially all of the assets of Mildred Elley. The Company financed the acquisition through the issuance of the Debentures, with the Warrants attached, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), with the Cahill, Warnock Entities. Pursuant to the Securities Purchase Agreement, the Company: (i) issued and sold to the Cahill, Warnock Entities 8% Debentures due 2003 (the "Debentures"), dated October 28, 1998 (the "Purchase Closing Date"), in the aggregate principal amount of $4,000,000, (ii) issued and sold to the Cahill, Warnock Entities, as additional consideration for purchasing the Debentures, the Warrants to acquire an aggregate of 690,229.5 shares of the Company's Common Stock, which, on the Purchase Closing Date, constituted 20% of the Company's issued and outstanding common stock on a fully diluted basis, after giving effect to the transactions contemplated in the Securities Purchase Agreement and (iii) authorized the issuance and sale in the future to the Cahill, Warnock Entities of additional shares of the Company's Common Stock upon the Company's exercise of a put option, the terms and conditions of which are set forth in the Securities Purchase Agreement. The exercise price of the Warrants upon issuance was $1.40 per share of Common Stock, subject to certain antidilution adjustments set forth in the Warrants. On December 3, 1999, in exchange for the Cahill, Warnock Entities' consent, among other things, to subordinate the Debentures to certain financing the Company is seeking to obtain in connection with the implementation of the Company's strategic plan and pursuant to a Consent, Agreement and Amendment, dated as of December 3, 1999, among the Company and the Cahill, Warnock Entities, the Board of Directors of the Company approved a repricing of the Warrants to an exercise price of $1.125 per share of Common Stock, subject to the same antidilution adjustments referred to above. Pursuant to the Registration Rights Agreement between the Company and the Cahill, Warnock Entities, the Company registered the shares of Common Stock underlying the Warrants with the Securities and Exchange Commission. On October 1, 2002, the Company and the Cahill Warnock entities agreed to an extension of the maturity date of the Debentures from October 28, 2003 until February 1, 2004.

Pursuant to the Investor Rights Agreement between the Company and the Cahill, Warnock Entities, the Company has agreed that so long as the Cahill, Warnock Entities own at least 50% of the Warrants (or if the Warrants have been exercised, the shares issuable pursuant thereto), the Cahill, Warnock Entities shall have the right to nominate two directors to the Board of Directors of the Company. David L. Warnock and Donald W. Hughes are the current directors who were nominated by the Cahill, Warnock Entities. Pursuant to the Investor Rights Agreement, the directors and executive officers have agreed, at each meeting of stockholders for the purpose of electing directors, to cast their eligible votes in favor of the nominees of the Cahill, Warnock Entities. In addition, for a period of 29 months from the Purchase Closing Date, at each meeting of stockholders for the purpose of electing directors, the Cahill, Warnock Entities had agreed to cast all of their eligible votes in favor of the directors nominated by the Company.

As of January 2, 1997, the Company purchased all of the outstanding capital stock of BETA from the holders of such shares for a purchase price equal to (i) $130,000 in cash, (ii) $150,000 payable in promissory notes (the "Notes"), bearing interest at the rate of 8.25% and maturing on January 2, 1999, and (iii) 150,000 shares of the Company's Common Stock. The Notes were paid in December 1998. Michael D. Beck, Vice President and Director of the Company and President and Chief Executive Officer of BETA, Connie Beck, Mr. Beck's wife, and Amanda Beck, Mr. Beck's daughter, were the shareholders of BETA at the time of its acquisition. Pursuant to the Stock Purchase Agreement, Mr. Beck had the option to repurchase all of the outstanding capital stock of BETA from the Company for a period of six years from the Agreement Date. This option expired unexercised on January 2, 2003.

In November 1998, the Company, through MESI, purchased substantially all of the assets of Mildred Elley for an aggregate purchase price of $3,000,000, paid as follows: (i) $2,000,000 in cash at the closing and (ii) $1,000,000 by a five-year promissory note of MESI, payable in equal quarterly installments of principal and interest and bearing interest at a rate equal to 8.5% per annum. In addition, MESI assumed certain liabilities of Mildred Elley related to the acquired business (the "Assumed Liabilities"). The aggregate amount of the Assumed Liabilities is approximately $1,000,000. Simultaneous with the closing of such purchase, MESI entered into an employment agreement with Faith Takes, pursuant to which Ms. Takes agreed to remain as the President and Chief Executive Officer of MESI and to become the Executive Vice President of TESC, a wholly-owned subsidiary of the Company and the parent company of MESI. See Item 3, "Legal Proceedings".

One of the Company's directors, Steven R. Berger, through September 30, 2002, was a partner in Salans, which acted as special securities counsel to the Company. The Company paid legal fees of $58,043, $62,217, and $88,081 to Salans for Fiscal 2002, 2001, and 2000, respectively. As of October 1, 2002, Mr. Berger became a partner in Vedder, Price, Kaufman & Kammholz. The Company has retained Vedder, Price, Kaufman & Kammholz as its special securities counsel, though the Company did not pay any legal fees to that firm in Fiscal 2002.

Item 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) The following Exhibits are filed as part of this Report:

3.1 Certificate of Incorporation, dated August 22, 1991 filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999)

3.2 Certificate of Merger dated August 26, 1992, filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)

3.3 Certificate of Amendment of Certificate of Incorporation dated March 4, 1999, filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999)

3.4 Amended and Restated By-Laws (incorporated by reference to the exhibit contained in the Company's Registration Statement on Form S-3 (File No. 333-27659) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on May 22, 1997)

4.1 Specimen Certificate evidencing shares of Common Stock (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form S-3 (File No. 333-75377) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 31, 1999)

4.2	Form of Warrant (incorporated by reference to the exhibit contained in the Company's Registration Statement on Form S-3 (File No. 333-27659) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on May 22, 1997)
4.3	Investor Rights Agreement, dated as of September 4, 1998, by and among the Company, Cahill Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., and the Individual Shareholders Named Therein (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 23, 1998 (the "November 1998 8-K"))
4.4	Registration Rights Agreement, dated as of September 4, 1998, by and among the Company, Cahill, Warnock Strategic Partners Fund, L.P., and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the November 1998 8-K)
4.5	Form of 8% Subordinated Debenture (incorporated by reference to the exhibit contained in the November 1998 8-K)
4.6	Form of Warrant issued in connection with the Securities Purchase Agreement by and between the Company, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the November 1998 8-K)
4.7	Amendment No. 1 to the Securities Purchase Agreement, dated as of March 8, 1999, among the Company, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1999)
4.8	Consent, Agreement and Amendment, dated as of December 3, 1999, by and among the Company, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1999).
4.9	Consent, Agreement and Amendment, dated as of October 1, 2002, by and among the Company, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. (filed herewith).
10.1	Lease Agreement between the Town of Southeast Industrial Development Agency/Industrial Development Reserve Bonds and the Company; Mortgage and Security Agreement between the Company and the Town of Southeast Industrial Development Agency to Barclays Bank of New York, N.A., now The Bank of New York, as mortgagee; Note between the Company and Barclays Bank of New York, N.A., now The Bank of New York; Lease Guarantee Agreement from the Company as guarantor and Barclays Bank of New York, N.A., now The Bank of New York, as Trustee; Amendment to Lease between the Town of Southeast Industrial Development Agency and the Company (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)

10.2 Extension and Modification Agreement, dated as of October 31, 1996, between the Company and the Town of Southeast Industrial Development Agency, and the Bank of New York (incorporated herein by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1996)

10.3 Agreement between the Company and the State of Connecticut (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)

10.4 401(k) Plan (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)

10.5 Patent Assignment by Bertram Koslin to the Company (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 (File No. 33-65766) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)

10.6 Amended and Restated 1991 Stock Option Incentive Plan (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)

10.7 Directors Stock Option Plan (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)

10.8 2000 Stock Incentive Plan (incorporated herein by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2001)

10.9 Employment Agreement with Andrew L. Simon (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)

10.10 Employment Agreement with Linda G. Straley (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)

10.11 Stock Purchase Agreement, dated as of January 2, 1997, between Beck Evaluation & Testing Associates, Inc., Connie K. Beck, Michael D. Beck, Amanda P. Beck and the Company, together with all schedules and exhibits thereto (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1997)

10.12 Employment Agreement, dated as of January 2, 1997, between the Company and Michael D. Beck (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1997)

10.13 Assignment, Assumption and Sale Agreement, dated as of December 30, 1996, between Steck-Vaughn Company and the Company (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1997)

10.14 Consultants Stock Incentive Plan (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1997)

10.15 Asset Purchase Agreement, dated as of May 30, 1997, by and between Programs for Education, Inc., Bernard B. Shapiro, Modern Learning Press, Inc. and the Company (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 16, 1997)

10.16 Secured Promissory Note, dated May 30, 1997, of Modern Learning Press, Inc. (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 16, 1997)

10.17 Security Agreement, dated May 30, 1997, by and between Programs for Education, Inc., Bernard B. Shapiro and Modern Learning Press, Inc. (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 16, 1997)

10.18 Stock Pledge Agreement with Escrow Provisions, dated May 30, 1997, by and among the Company, Programs for Education, Inc. and Pluese, Lihotz, Incollingo & Leone (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 16, 1997)

10.19 Guaranty Agreement, dated May 30, 1997, by the Company in favor of Programs for Education, Inc. and Bernard B. Shapiro (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 16, 1997)

10.20 Royalty Agreement, dated May 30, 1997, by and between Modern Learning Press, Inc. and Bernard B. Shapiro (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 16, 1997)

10.21 Mortgage Modification and Extension Agreement, dated as of August 28, 1997, between MSB Bank and the Company (incorporated by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1997 (the "1997 10-KSB")

10.22 Amended and Restated Mortgage Note, dated August 28, 1997, of the Company in favor of MSB Bank (incorporated by reference to the exhibit contained in the 1997 10-KSB)

10.23	Term Loan Agreement, dated August 28, 1997, between the Company and MSB Bank (incorporated by reference to the exhibit contained in the 1997 10-KSB)
10.24	Note, dated August 28, 1997, of the Company in favor of MSB Bank (incorporated by reference to the exhibit contained in the 1997 10-KSB)
10.25	Security Agreement between the Company and MSB Bank (incorporated by reference to the exhibit contained in the 1997 10-KSB)
10.26	Environmental Guaranty, dated August 28, 1997, of the Company (incorporated by reference to the exhibit contained in the 1997 10-KSB)
10.27	Asset Purchase Agreement, dated as of November 2, 1998, between Mildred Elley School, Inc. and MESI Acquisition Corp. (incorporated by reference to the exhibit contained in the November 1998 8-K)
10.28	Promissory Note of MESI Acquisition Corp. (incorporated by reference to the exhibit contained in the November 1998 8-K)
10.29	Guaranty of TASA with respect to Promissory Note of MESI Acquisition Corp. (incorporated by reference to the exhibit contained in the November 1998 8-K)
10.30	Employment Agreement, dated as of November 2, 1998, by and among Mildred Elley School, Inc. and Faith Takes (incorporated by reference to the exhibit contained in the November 1998 8-K)
10.31	Securities Purchase Agreement, dated as of September 4, 1998, by and among the Company, Cahill Warnock Strategic Partners Fund, L.P., and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the November 1998 8-K)
10.32	Employment Agreement, dated December 1, 1999, by and among the Company and Peter Duhamel (incorporated by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1999)
11	Computation of Earnings Per Share (filed herewith)
21	Subsidiaries of the Registrant (incorporated by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1998)
23	Consent of Lazar, Levine & Felix LLP (filed herewith)

(b) Reports on Form 8-K

None.

Item 14. Controls and Procedures

(i) **Quarterly evaluation of the Company's Disclosure Controls and Internal Controls.** Within the 90-day period prior to the date of this Annual Report on Form 10-KSB, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" ("Disclosure Controls"), and its "internal controls and procedures for financial reporting" ("Internal Controls"). This evaluation (the "Evaluation") was done under the supervision and with the participation of management, including Mr. Andrew Simon, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Rules adopted by the SEC require that in each periodic report filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company present the conclusion about the effectiveness of the Company's Disclosure Controls and Internal Controls based on and as of the date of the Evaluation.

(ii) **CEO and CFO Certifications.** Appearing immediately following the Signatures section of this Annual Report, there is a Certification of Mr. Simon, as the CEO and the CFO. The first form of Certification is required in accord with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certification"). This section of the Annual Report is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topic presented.

(iii) **Disclosure Controls and Internal Controls.** Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rule and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow for timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) the Company's transactions are properly authorized; (2) the Company's assets are safeguarded against unauthorized or improper use; and (3) the Company's transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

(iv) **Limitations on the Effectiveness of Controls.** The Company's management does not expect that the Company's Disclosure Controls or our Internal Controls will prevent all error and all fraud. Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedure may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

(v) **Scope of the Controls Evaluation.** The Evaluation included a review of the controls' objectives and design, the controls' implementation by the Company and the effect of the controls on the information generated for use in this Annual Report. In course of the Evaluation, we sought to identify data errors, controls problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertake. This type of evaluation will be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in each Quarterly Report on Form 10-QSB and the Annual Report on Form 10-KSB. The Company's Internal Controls are also evaluated on an ongoing basis by the Company's finance personnel and by the Company's independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor the Company's Disclosure Controls and Internal Controls and to make modifications as necessary; it is the Company's intent in this regard that the Disclosure Controls and the

Internal Controls will be maintained as dynamic systems change (including improvements and corrections) as conditions warrant.

Among other matters, the Company sought in the Evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the Company's Internal Controls. This information was important both for the Evaluation generally and because items 4, 5 and 6 in the Section 302 Certification require that the CEO and CFO disclose that information to the Board's Audit Committee and to the Company's independent auditors and to report on related matters in this section of the Annual Report. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company also sought to deal with other controls matters in the Evaluation, and in case a problem was identified, we considered what revision, improvement and/or correction to make in accordance with on-going procedures.

(vi) **Conclusions.** Based upon the Controls Evaluation, Mr. Simon, as CEO and CFO, has concluded that, subject to the limitations noted above, the Company's Disclosure Controls are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to management, particularly during the period when periodic reports are being prepared, and that the Company's Internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Touchstone Applied Science Associates, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Touchstone Applied Science Associates, Inc. and Subsidiaries as of October 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the three fiscal years ended October 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Touchstone Applied Science Associates, Inc. and Subsidiaries as of October 31, 2002 and 2001 and the results of its operations and its cash flows for the three fiscal years ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Lazar, Levine & Felix LLP
Certified Public Accountants
New York, New York
December 20, 2002

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31, 2002	October 31, 2001
ASSETS		
Current assets:		
Cash and temporary investments	$ 182,788	$ 47,643
Accounts receivable, net of allowance for doubtful accounts of $72,597 and $70,891, respectively	1,285,727	1,630,432
Inventories	600,244	600,361
Prepaid expenses and other current assets	465,790	212,822
Current assets held for sale	2,631,481	2,403,761
Total current assets	5,166,030	4,895,019
Property, plant and equipment - net of accumulated depreciation of $1,336,875 and $1,584,836, respectively	1,588,546	1,652,737
Property, plant and equipment held for sale	170,345	214,968
Other assets:		
Test passage bank and test development, net of accumulated amortization of $2,362,963 and $1,993,978, respectively	2,202,998	2,357,997
Goodwill, net of accumulated amortization of $352,201 and $621,902, respectively	510,056	3,649,130
Deferred income taxes	2,387,895	1,078,027
Other assets	604,970	664,353
Other assets held for sale	175,922	856,823
Total assets	$12,806,762	$15,369,054

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31, 2002	October 31, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Lines of credit	$ --	$ --
Current maturities of long-term debt	55,556	288,520
Accounts payable	631,454	838,565
Accrued expenses	899,502	816,184
Current liabilities held for sale	1,479,534	1,253,158
Total current liabilities	3,066,046	3,196,427
Long-term debt:		
Subordinated debt	3,530,141	3,530,141
Long-term debt, net of current portion	1,530,144	1,496,652
Other liabilities held for sale	241,547	494,556
Total liabilities	8,367,878	8,717,776
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.0001 par value, 5,000,000 authorized, 0 shares issued and outstanding, respectively	--	--
Common stock, $.0001 par value, 20,000,000 shares authorized, 2,594,453 and 2,559,453 shares issued and outstanding , respectively	259	256
Additional paid-in capital	5,538,393	5,522,296
Deferred interest	(117,293)	(235,553)
Unearned compensatory stock	--	(1,251)
Retained earnings (deficit)	(982,475)	1,365,530
Total stockholders' equity	4,438,884	6,651,278
Total liabilities and stockholders' equity	$12,806,762	$15,369,054

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

	Fiscal Years Ended October 31, 2002	2001	2000
Assessment products and services revenues	$ 7,562,468	$ 6,594,163	$ 4,897,923
Instructional revenues	2,862,927	2,839,008	2,785,497
Total net revenue	10,425,395	9,433,171	7,683,420
Cost of goods sold	4,671,262	3,426,117	2,926,825
Gross profit	5,754,133	6,007,054	4,756,595
Operating expenses:			
Selling expenses	2,108,402	1,858,549	1,959,744
General and administrative expenses	2,797,414	2,785,701	2,955,620
Write down of software development costs	--	--	120,853
Impairment of test passage bank	--	--	685,722
Total operating expenses	4,905,816	4,644,250	5,721,939
Income (loss) from operations	848,317	1,362,804	(965,344)
Other income (expense):			
Gain (loss) on sale of assets	(14,245)	--	26,241
Interest expense	(554,391)	(614,168)	(637,640)
Investment income	887	6,064	6,560
Income (loss) before income taxes	280,568	754,700	(1,570,183)
Income taxes (benefit)	113,660	253,464	(605,698)
Income (loss) from continuing operations	166,908	501,236	(964,485)
Income (loss) from discontinued operations:			
Income (loss) from operations net of income tax (benefit) of $11,460, $(130,293) and $(134,114) respectively	17,189	(257,660)	(201,153)
(Loss) on disposal, net of income tax (benefit) of $(1,604,734)	(2,532,102)	--	--
Loss from discontinued operations	(2,514,913)	(257,660)	(201,153)
Net (loss) income	$(2,348,005)	$ 243,576	$(1,165,638)
Weighted average shares outstanding:			
Basic	2,587,241	2,559,453	2,438,167
Diluted	2,587,241	2,560,042	2,438,167
Basic and diluted (loss) earnings per share			
Continuing operations	$ .06	$ .20	$ (.40)
Discontinued operations	(.97)	(.10)	(.08)
	$ (.91)	$ .10	$ (.48)

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Interest	Unearned Compensatory Stock	Retained Earnings Deficit
Balance at November 1, 1999	--	$ --	2,141,801	$214	$5,052,479	$ (470,460)	$ (19,965)	$2,287,592
Issuance on conversion of subordinated debentures	--	--	417,652	42	469,817	--	--	--
Financial advisory services	--	--	--	--	--	--	9,357	--
Interest expense	--	--	--	--	--	117,937	--	--
Net (loss)	--	--	--	--	--	--	--	(1,165,638)
Balance at October 31, 2000	--	--	2,559,453	256	5,522,296	(352,523)	(10,608)	1,121,954
Financial advisory services	--	--	--	--	--	--	9,357	--
Interest expense	--	--	--	--	--	116,970	--	--
Net income	--	--	--	--	--	--	--	243,576
Balance at October 31, 2001	--	--	2,559,453	256	5,522,296	(235,553)	(1,251)	1,365,530
Issuance of common stock for payment of prior year bonuses	--	--	35,000	3	16,097	--	--	--
Financial advisory services	--	--	--	--	--	--	1,251	--
Interest expense	--	--	--	--	--	118,260	--	--
Net (loss)	--	--	--	--	--	--	--	(2,348,005)
Balance at October 31, 2002	$ --	$ --	2,594,453	$259	$5,538,393	$(117,293)	$ --	$ (982,475)

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended October 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$(2,348,005)	$ 243,576	$(1,165,638)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	795,727	728,357	972,151
Deferred interest	118,260	116,970	117,937
Deferred income taxes (1,309,868)	168,308	(830,935)	
Financial advisory services	1,251	9,357	9,357
Loss on discontinued operations	1,109,248	--	--
Impairment of goodwill – discontinued operations	3,027,588	--	--
Write down of software development costs	--	--	120,853
Impairment of test passage bank	--	--	685,722
Bad debt expense	1,706	--	97,545
Gain (loss) on sale of assets	14,245	--	--
Changes in operating assets and liabilities:			
Accounts receivable	342,999	(335,676)	(80,153)
Inventories	117	(30,596)	(127,586)
Prepaid expenses	(252,968)	20,593	31,518
Other assets	--	--	(1,388)
Net assets from discontinued operations	(638,077)	(473,574)	22,746
Accounts payable and accrued expenses	(85,236)	593,816	156,740
NET CASH FLOWS FROM OPERATING ACTIVITIES	776,988	1,041,131	8,869
INVESTING ACTIVITIES			
Test passage bank and test development	(213,986)	(346,398)	(564,700)
Software development costs	(12,616)	(20,493)	(93,529)
Prepublication costs	(149,279)	(65,504)	(112,470)
Proceeds from sale of marketable securities	--	--	175,000
Proceeds from sale of assets	--	17,000	--
Acquisition of fixed assets	(68,383)	(24,961)	(67,444)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(444,264)	(440,356)	(663,143)

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Fiscal Years Ended October 31, 2002	2001	2000
FINANCING ACTIVITIES			
Net proceeds (repayments) from loan payable	(197,579)	(697,748)	697,748
Repayment of long-term debt	--	(247,485)	(196,354)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(197,579)	(945,233)	501,394
NET CHANGE IN CASH AND TEMPORARY INVESTMENTS	135,145	(344,458)	(152,880)
CASH AND TEMPORARY INVESTMENTS AT BEGINNING OF PERIOD	47,643	392,101	544,981
CASH AND TEMPORARY INVESTMENTS AT END OF PERIOD	$ 182,788	$ 47,643	$ 392,101
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 554,391	$ 722,030	$ 824,852
Income taxes	$ 163,660	$ 29,700	$ 102,982
Noncash investing and financing activities:			
Conversion of debt to common stock	$ --	$ --	$ 469,859

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Touchstone Applied Science Associates, Inc. (the "Company") develops, publishes and distributes a proprietary line of tests specifically to meet clients' measurement specifications to elementary and secondary schools, colleges and universities throughout the United States. The remainder of the Company's assessment segment is comprised of Beck Evaluation & Testing Associates, Inc. ("BETA"), a company which designs, develops and evaluates assessment needs for schools, school districts and test and textbook publishers throughout the United States. The Company's instructional segment is comprised of Modern Learning Press, Inc. ("MLP"), a company which designs, publishes and distributes "consumable" student workbooks for grades K-6 and creates and publishes books, pamphlets and test preparation materials for teachers, students and parents throughout the United States. The Company's educational delivery segment is comprised of TASA Educational Services Corporation ("TESC"), which was established to manage the Company's educational delivery business and MESI Acquisition Corp. ("MESI"), which operates a post-secondary school in two locations.

The Company was originally incorporated in the State of New York in 1976. In August 1991, the Company changed its corporate domicile to Delaware by merger into a Delaware corporation created exclusively for that purpose. In January 1997, the Company purchased the outstanding capital stock of BETA. In May 1997, the Company formed a wholly-owned subsidiary, MLP, which purchased certain assets of Programs for Education, Inc. In July 1998, the Company formed a wholly-owned subsidiary, TESC. In November 1998, TESC formed a wholly-owned subsidiary, which purchased substantially all of the operating assets of the Mildred Elley School, Inc. ("Former Elley"). In June 2000, MESI changed its name to Mildred Elley School, Inc. ("Elley"). (See also note 2 re: discontinued operations).

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BETA, MLP, TESC and its wholly-owned subsidiary Elley. All material intercompany transactions have been eliminated in consolidation. In addition, certain reclassifications have been made in the accompanying consolidated financial statements in order to conform to the presentation of the fiscal year ended October 31, 2002. Due to the proposed sale of Elley, Elley's operations have been reflected as discontinued operations (note 2).

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Included in the purchase of the Company's subsidiaries was goodwill totaling $374,067 for BETA, $2,490,864 for MLP and $3,408,776 for Elley. This goodwill was being amortized over a period of fifteen years for BETA and MLP and thirty years for Elley. In July 1997, the Company deemed goodwill purchased in the MLP transaction totaling $2,002,674 to be impaired based upon the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Accordingly, goodwill was reduced to fair value. During the second quarter of the fiscal year ended October 31, 2002 as a result of the proposed sale of the delivery segment (Note 2) the Company deemed the goodwill purchased in the Elley transaction, with the remaining book value totaling approximately $3,021,000, to be similarly impaired. The impairment of the goodwill from the Elley transaction is being reported as part of the loss on the disposal from discontinued operations.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, the pooling of interests method of accounting for acquisitions is no longer allowed and goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.

The Company will apply the new rules for goodwill and other intangible assets beginning in the first quarter of the fiscal year ending October 31, 2003. Application of the non-amortization provisions of the Statement is expected to result in an increase in net income of approximately $58,000 per year. The Company has performed the first of the required impairment tests of goodwill as of November 1, 2002 and has determined there to be no impairment of the remaining goodwill on that date. The net carrying value of goodwill at November 1, 2002 is $198,159 and $311,897 for Beta and MLP, respectively.

Cash and Temporary Investments

Cash and temporary investments include all cash balances on hand and short-term, highly liquid investments with original maturities of three months or less. These investments historically have consisted primarily of money market mutual funds which make monthly tax-free dividend payments.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories, which based on the nature of the Company's operations consist solely of finished goods, are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation generally on an accelerated method (double-declining balance) for personal property and on the straight-line method for real property, by charges to income at rates based upon estimated recovery periods as follows:

Building	31-1/2 years
Building improvements	15 to 31-1/2 years
Leasehold improvements	39 years
Furniture, fixtures and equipment	5 to 7 years
Automobiles	5 years

Income Taxes

The Company has elected to file a consolidated Federal income tax return with its subsidiaries. The Company's deferred income taxes arise principally from the differences in the recording of expenses relating to the test passage bank and test development (Note 4), differences relating to the reporting of goodwill by the Company's subsidiaries, and net operating losses. Income taxes are reported based upon Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Software Development

The Company accounts for costs associated with the development of software products pursuant to Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Pursuant to these rules for product development, the work performed prior to the determination of technological feasibility is treated as research and development costs and is expensed as incurred. From the point a project obtains technological feasibility until it is ready for sale, the payroll and payroll-related charges and any direct material costs are capitalized. Capitalization of computer software costs is discontinued when the product is available to be sold. During Fiscal 2000, the Company, pursuant to the provisions set forth in SFAS No. 86, determined that the unamortized software development costs associated with certain of its saleable computer software products exceeded net realizable value by approximately $121,000. Accordingly, the Company wrote down these costs to net realizable value as of October 31, 2000.

As of October 31, 2002, 2001 and 2000 unamortized software development costs totaled approximately $97,000, $124,000 and $140,000, respectively, and were included as a component of other assets within the Company's balance sheets.

Amortization

Loan origination costs and mortgage costs (see Note 7) are amortized using the straight-line method over the term of the indebtedness. Other capitalized costs are amortized using the straight-line method over a period of five (5) years for software development, seven (7) years for non-compete agreements, seven to eleven (7 - 11) years for test passage bank and test development costs, and fifteen to thirty (15 – 30) years for goodwill. Amortization expense totaled $677,397, $706,723 and $826,658 for the fiscal years ended October 31, 2002, 2001 and 2000, respectively.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accrued Expenses

Accrued expenses consist of the following:

	October 31, 2002	2001
Profit sharing	$166,397	$166,999
Commissions	66,946	55,001
Salary	161,174	181,865
Professional fees	116,078	144,616
Royalties	135,378	157,800
Consulting	142,748	--
Other	110,781	109,903
	$899,502	$816,184

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains substantially all its cash balances in a limited number of financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At October 31, 2002, the Company's uninsured cash balances totaled $82,788. At October 31, 2001, all of the Company's cash balances were insured. The Company performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company believes that concentration with regards to accounts receivable is limited due to its large customer base.

Revenue Recognition

Revenues from the Company's sales of its proprietary tests and other assessment-related products, as well as from its instructional materials, are recognized when product is shipped from the Company's warehouse. Assessment consulting revenues are recognized when the consulting services are rendered.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rights of Return

There is a right of return on test booklets, answer sheets and certain software products. Upon return within a specified period, a credit is issued, with certain chargeoffs, or, in the case of software products, the item is replaced. In the past, the Company's returns have been insignificant. As a result, no reserve has been provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and make disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The Company has a number of financial instruments, none of which is held for trading purposes. The Company estimates that the fair value of all financial instruments at October 31, 2002 and 2001, does not differ materially from the aggregate carrying values of these financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Earnings (loss) per Share

Earnings (loss) per share for each of the fiscal years ended October 31, 2002, 2001 and 2000 was computed by dividing net income by the weighted average number of common and common equivalent shares outstanding and also was adjusted for the assumed conversion of shares issuable upon the exercise of options and warrants in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". The Company had a net loss for the fiscal years ended October 31, 2002 and 2000 and, accordingly, common stock equivalents are excluded from this computation as the effect would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketing and Promotional Costs

Marketing and promotional costs are expensed as incurred and aggregated approximately $721,000, $750,000 and $688,000 from continuing operations for the fiscal years ended October 31, 2002, 2001 and 2000, respectively.

Recently Issued Accounting Pronouncements

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supercede SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and portions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations". This standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This standard also requires expected future operating losses from discontinued operations to be displayed in the periods in which the losses are incurred, rather than as of the measurement date as previously required. The Company has implemented SFAS 144 as it relates to the sale of the delivery segment (see Note 2).

On July 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), that is applicable to exit or disposal activities initiated after December 31, 2002. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard does not apply where SFAS 144 is applicable. The Company has reported the disposal of its delivery segment pursuant to SFAS 144.

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), that is applicable to financial statements issued for fiscal years ending after December 15, 2002. In addition, interim disclosure provisions are applicable for financial statements issued for interim periods beginning after December 15, 2002. This standard amends SFAS 123 and provides guidance to companies electing to voluntarily change to the fair value method of accounting for stock-based compensation. In addition, this standard amends SFAS 123 to require more prominent and more frequent disclosures in financial statements regarding the effects of stock-based compensation.

NOTE 2 – SALE OF DELIVERY SEGMENT

The Company has determined that its core businesses of assessment and instruction provide better long-term growth and profit potential than the proprietary school business. Consequently, during the second fiscal quarter of the fiscal year ended October 31, 2002, the Company reached a decision to sell its proprietary school. Consistent with this determination, the Company entered into a letter of intent to sell substantially all the assets and liabilities of Elley to Elley's current president and former owner (the Elley Letter of Intent – "ELI"). The Company will receive $1,000,000, payable in cash and a promissory note. At closing, the amount due on the promissory note will be equal to the note payable to the United States Small Business Administration ("SBA"). The remainder is payable in cash. The promissory note will incur interest at prime plus .75% commencing on the first anniversary of the closing with monthly interest only payments for months 13 through 24. Beginning with month 25, the payments will consist of principal and interest amortized over a four-year period. At the end of the 48 months, a balloon payment is due. At October 31, 2002, the SBA loan totaled approximately $251,000.

The assets to be sold constitute substantially all the assets and operations of the Company's educational delivery segment. Under the provisions of SFAS 144, since the Company entered into a plan to dispose of the operations of Elley during the current fiscal year, the Company is reporting the proposed sale of the segment's operations as discontinued operations. In addition, the Company has written down the assets of Elley to reflect the fair value of the net assets to be sold, and has taken an additional loss on disposal of approximately $4,137,000 less a tax benefit of approximately $1,605,000 which included the impairment of goodwill of approximately $3,021,000 less a tax benefit of approximately $1,162,000. The revenues for the delivery segment were $5,882,026, $4,966,974 and $5,150,496 for the years ended October 31, 2002, 2001 and 2000, respectively.

Completion of definitive documentation and closing has been delayed as a result of two intervening actions of the United States Department of Education ("USDOE"). USDOE had permitted a temporary suspension of the required Title IV recertification process in lieu of Elley's pending application to change ownership in connection with the sale. In early October 2002, USDOE advised Elley to complete the recertification process prior to continuing pursuit of a change of ownership. Elley also received a Final Audit Determination letter from USDOE for the audit period through October 31, 2001 which indicated a referral to Administrative Actions and Appeals for action, if any, deemed necessary from its "Repeat Finding-Failure to Take Corrective Action" related to late refunds. Although Elley permitted the ELI to expire, the parties have agreed to continue negotiations to complete the definitive documentation upon receipt of the USDOE recertification and determination related to the Repeat Finding. The transaction is expected to be completed by the end of April 2003.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SALE OF DELIVERY SEGMENT (Continued)

	October 31, 2002	October 31, 2001
Net current assets held for sale consist of the following:		
Cash	$ 166,327	$ 89,409
Tuition receivable	2,260,832	2,234,908
Inventory	130,475	33,112
Note receivable	9,327	9,327
Prepaid expenses	64,520	37,005
	$2,631,481	$2,403,761
Net property plant and equipment held for sale	$ 170,345	$ 214,968
Net other assets held for sale consist of the following:		
Notes receivable	$ 150,000	$ 150,000
Tuition receivable	--	702,409
Other	25,922	4,414
	$ 175,922	$ 856,823
Current liabilities held for sale consist of the following:		
Lines of credit	$ 400,000	$ 400,000
Current maturities of long-term debt	57,540	226,285
Current maturities of capital lease obligations	19,738	34,096
Accounts payable	694,875	466,201
Accrued expenses	307,381	126,576
	$1,479,534	$1,253,158
Other liabilities held for sale consist of the following:		
Long-term debt, net of current portion	$ 227,053	$ 461,667
Long-term capitalized lease obligations, net of current portion	14,494	32,889
	$ 241,547	$ 494,556

NOTE 2 – SALE OF DELIVERY SEGMENT (Continued)

Tuition Receivable

Elley provides alternate financing arrangements for those students who do not qualify for Federal and state financial aid to cover their tuition. Since student contracts acquired as part of the Elley acquisition, as well as self-funded students who entered school subsequent thereto, have varying repayment terms which extend beyond the next twelve-month period, these receivables have been classified as current and non-current, as appropriate.

Notes receivable

As of October 31, 2002 and 2001, Elley held two notes receivable in the aggregate amount of $159,327. The notes receivable include (1) a $150,000 note with interest at a rate of 6.17% per annum secured by a mortgage on certain of the obligor's real property, with principal due on December 31, 2003 and (2) a $9,327 note with an annual interest rate of 8.75% requiring monthly payments of $516 consisting of principal and interest, commencing February 1, 2001.

Lines of Credit

As of October 31, 2002, Elley owed $400,000 to a bank, which is the maximum available under its lines of credit promissory notes. The notes are collateralized by a second lien on all of Elley's corporate assets as well as the guarantees of both TESC and TASA. The notes bear interest at a rate of 1.0% above the prime lending rate and are due on February 28, 2003.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SALE OF DELIVERY SEGMENT (Continued)

Long-Term Debt

Long-term debt for liabilities held for sale consist of the following:

	Interest Rate	Due Date	October 31, 2002	2001
Unsecured notes payable to stockholders of Former Elley in equal quarterly installments of $73,830 including interest	8 ½%	2003	$ --	$139,176
Unsecured notes to TAP in equal monthly installments of $20,791 including interest	7%	2002	--	201,398
Secured note payable to bank for working capital requirements in equal monthly principal payments of $3,512 plus interest, secured by substantially all the assets of MESI	Prime + 2%	2008	240,891	283,050
Secured notes payable for equipment financing in equal monthly installments of $2,273 and $1,500 including interest	Prime + 1%	2003	43,702	63,788
			284,593	687,952
Less: current maturities			57,540	226,285
Non-current portion			$227,053	$461,667

Concentration of Credit Risk

As part of the acquisition of Elley, the Company acquired unsecured student loans which are being reflected at net realizable value. Additionally, Elley initiated unsecured student loans until readmitted into the federal student loan program in January 2001. The risk of loss to the Company is the balance owed by the student at the time of default. Elley monitors these loans as closely as possible to mitigate the potential risk.

NOTE 2 – SALE OF DELIVERY SEGMENT (Continued)

Revenue Recognition

Tuition revenues from Elley's educational delivery division are recognized at the point in time in which Elley has no exposure to future tuition refunds associated with the respective academic semester.

Regulatory Compliance

As an educational institution, Elley is subject to licensure from various accrediting and state authorities and other regulatory requirements of the United States Department of Education. As of October 31, 2002 and 2001, Elley was not in compliance with all such requirements, having received in August 2002 a Final Audit Determination for the period November 1, 2000 through October 31, 2001 with two open findings – (i) requirement that Elley return or repay an aggregate of $10,500 of funds from various federal programs and (ii) a Repeat Finding related to late refunds. The repayment has been made; however, Elley is still awaiting determination of the action, if any, to be taken by USDOE related to the Repeat Finding.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	October 31, 2002	October 31, 2001
Land	$ 161,367	$ 161,367
Building and improvements	2,351,722	2,340,597
Furniture, fixtures and equipment	412,332	653,560
Automobiles	--	82,049
	2,925,421	3,237,573
Less: accumulated depreciation	1,336,875	1,584,836
	$1,588,546	$1,652,737

Depreciation expense for the fiscal years ended October 31, 2002, 2001 and 2000 was $118,330, $133,914 and $156,676, respectively.

NOTE 4 - TEST PASSAGE BANK AND TEST DEVELOPMENT

The test passage bank is principally comprised of payroll and payroll-related costs as well as freelance consulting costs expended in the development of test passages which are used in the creation of the Company's tests. The process of writing and calibrating a test passage takes approximately two years, and all costs associated with the process are capitalized during this period. Amortization of these costs begins once the development period has elapsed, which in most cases, represents the point in time at which the new test passage is placed into the test passage bank and becomes available to be utilized within the Company's existing tests, or the point in time at which a newly developed test becomes available for sale. Costs capitalized in connection with the development of passages used in the Company's Degrees of Reading Power Test ("DRP") have been estimated to have a useful life of eleven years and, accordingly, are being amortized over an eleven-year period. Costs capitalized in connection with the development of passages used in all other of the Company's tests have been estimated to have a useful life of seven years and, accordingly, are being amortized over a seven-year period.

During the year ended October 31, 2000, the Company deemed certain of its test passages, in the net aggregate amount of $685,722, to be impaired based upon the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Accordingly, the value of these passages *was* reduced to zero.

NOTE 5 - LINES OF CREDIT

In March 2000, the Company obtained a line of credit totaling $750,000 from a bank. Borrowings under the line of credit accrue interest at the bank's prime rate plus one percent (1.0%) and the line, as amended, expires on April 1, 2003 The line is collateralized by the Company's accounts receivable (excluding those receivables associated with the Company's wholly-owned subsidiary TESC and its related subsidiaries) and inventory and contains various financial covenants pertaining to the maintenance of working capital and debt service coverage. In May 2002, the Company increased its availability under the line from $750,000 to $1,000,000. As of October 31, 2002, the Company was in compliance with all such covenants. There were no outstanding borrowings under this line as of October 31, 2002 and 2001.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6– MORTGAGE PAYABLE

In August 1997, the Company remortgaged its facilities for $1,800,000. Borrowings on the mortgage incur interest at the rate of 8 1/8% per annum. The mortgage is to be repaid through equal monthly installments with a balloon payment due in Fiscal 2007 (Note 7). Proceeds from this remortgaging were used to retire all prior mortgages held on the facilities and certain short-term debt associated with the acquisition of MLP.

NOTE 7 – LONG-TERM DEBT

Long-term debt consists of the following:

Description	Interest Rate	Due Date	October 31, 2002	October 31, 2001
Secured mortgage payable to bank in monthly installments of $15,196 including interest (Note 6)	8 1/8%	2007	$1,585,700	$1,635,172
Secured note payable to stockholder of Programs for Education, Inc. in equal quarterly installments of $50,000 plus interest, secured by certain titles	Prime + 1% (but no less than 9%)	2002	--	150,000
			1,585,700	1,785,172
Less: current maturities			55,556	288,520
Non-current portion			$1,530,144	$1,496,652

Long-term debt matures as follows:

Fiscal year ending October 31:	
2003	$ 55,556
2004	60,241
2005	65,322
2006	70,832
2007	1,333,749
Principal payments remaining	$1,585,700

NOTE 8 - SUBORDINATED DEBENTURE AGREEMENT

In October 1998, the Company issued debentures to Cahill Warnock Strategic Partners Fund L.P. ("CWSPF") and Strategic Associates, L.P. ("SA") for an aggregate of $4,000,000 pursuant to a Securities Purchase Agreement entered into among the parties in September 1998. These debentures are subordinate to certain senior indebtedness (Note 6). Interest pursuant to the debentures is incurred at an annual rate of eight percent (8%) and is payable quarterly. The debentures, which were originally due in October 2003, contain provisions for the prepayment of the loan's principal. Among other provisions, the Company agreed to use the proceeds from the debentures to acquire Elley and other comparable educational institutions which are approved by CWSPF and SA. Additionally, the agreement contains provisions for the issuance of warrants, allowing CWSPF and SA to acquire an aggregate of 690,230 shares of the Company's common stock at $1.125 per share. These warrants are exercisable for a five-year period from designated initial dates as set forth in the debenture agreement. The value of the warrants has been reflected as a deferred interest charge and is being amortized over the original life of the agreement. In February 2000, CWSPF and SA exercised an aggregate of 417,652 warrants for $469,859. The proceeds from the exercise were used to reduce the principal balance of the subordinated debentures. The agreement calls for certain restrictive covenants, with which the Company was in compliance at October 31, 2002 and 2001. In September 2002, the due date of the note was extended to February 1, 2004.

NOTE 9 - RETIREMENT PLANS

The Company has a qualified 401(k) Profit Sharing Plan under which eligible employees who are eighteen years of age and have completed either six months or one thousand hours of employment become participants. For fiscal years ended before November 1, 2000, the Plan allowed total contributions of up to fifteen percent (15%) of the eligible employee's salary through Company contributions and a salary reduction mechanism. Company contributions to the Plan were optional and accrued at the discretion of the Board of Directors. For the fiscal year ended October 31, 2000, the Company did not contribute to the profit sharing plan. Effective November 1, 2000, the Company amended the Plan to provide a matching component under the 401 (k) Profit Sharing Plan of up to five percent (5%) of each eligible employee's compensation. In addition, the eligibility requirements were amended so that an employee is not eligible until completing twelve months or two thousand hours of employment and may enter the plan at specified entry dates.

NOTE 9 - RETIREMENT PLANS (Continued)

Net assets for the Profit Sharing Plan, as estimated by the Massachusetts Mutual Life Insurance Company, which maintains the plan's records, were $1,735,127 and $1,667,686 at October 31, 2002 and 2001, respectively.

In October 1991, the Company adopted a Money Purchase Pension Plan under which eligible employees who are eighteen years of age and have completed either six months or one thousand hours of employment become participants. Under this plan, for fiscal years ended before November 1, 2000, the Company was required to make mandatory annual contributions equal to ten percent (10%) of each eligible employee's compensation for the Company and all its nonschool subsidiaries. Effective November 1, 2000, the Company amended the Plan to exclude highly compensated employees and to reduce the annual contribution to five percent (5%) of each eligible employee's compensation. In addition, the eligibility requirements were amended so that an employee is not eligible until completing twelve months or two thousand hours of employment and may enter the plan at specified entry dates.

Net assets for the Money Purchase Pension Plan, as estimated by the Massachusetts Mutual Life Insurance Company, which maintains the plan's records, were $940,550 and $936,111 at October 31, 2002 and 2001, respectively.

For the fiscal years ended October 31, 2002, 2001 and 2000, retirement plan costs aggregated $166,000, $146,000 and $197,500, respectively.

NOTE 10 - STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.0001 par value preferred stock. The stock may be issued by the Board of Directors of the Company in one or more series and with such preferences, conversion or other rights, voting powers and other provisions as may be fixed by the Board of Directors in the resolution authorizing their issuance without any further action of the stockholders.

Stock Issued for Bonuses

In January 2002, the Company paid approximately $16,000 of bonuses due to certain officers for the year ended October 31, 2001 through the issuance of 35,000 shares of restricted common stock.

NOTE 10 - STOCKHOLDERS' EQUITY (Continued)

Amended and Restated 1991 Stock Option Incentive Plan

The Company has adopted an Amended and Restated 1991 Stock Option Incentive Plan (the "1991 Plan") whereby options to purchase up to an aggregate of 625,000 shares of common stock, may be granted to officers, key employees, directors, and consultants of the Company. Subject to the terms of the 1991 Plan, the Board of Directors is authorized to select optionees and determine the number of shares covered by each option, its exercise price and certain of its other terms. No one participant may receive an award in excess of 50,000 shares in any one fiscal year. All options are 100% vested after twelve months and may be exercised for a nine-year period commencing one year from the date of the grant. The exercise price of an option granted under the Plan may not be less than the fair market value of the Company's common stock on the date of the grant.

1991 Plan activity is summarized as follows:

	Shares	Option Price Per Share
Options outstanding – November 1, 2000	498,038	$1.438 - $11.00
Granted		-- --
Canceled	22,750	$1.438 - $2.88
Exercised	--	--
Options outstanding - October 31, 2001	475,288	$1.668 - $11.00
Granted	--	--
Canceled	375	$1.668
Exercised	--	--
Options outstanding - October 31, 2002	474,913	$1.668 - $11.00
Options exercisable - October 31, 2002	474,913	

NOTE 10 - STOCKHOLDERS' EQUITY (Continued)

2000 Stock Incentive Plan

In February of Fiscal 2000, the Company adopted the 2000 Stock Incentive Plan (the "2000 Plan") which supercedes the 1991 Plan. Options outstanding under the 1991 Plan at October 31, 2000 will remain effective until forfeited, cancelled, or expired without exercise. The 2000 Plan calls for options to purchase up to an aggregate of an additional 300,000 shares of the Company's common stock plus such additional shares as becomes available under the 1991 Plan by reason of forfeiture of awards granted thereunder or cancellation or expiration of such shares without exercise, and may be granted to officers, key employees, directors, and consultants of the Company. Subject to the terms of the 2000 Plan, the Board of Directors is authorized to select optionees and determine the number of shares covered by each option, its exercise price and certain of its other terms. No one participant may receive an award in excess of 150,000 shares in any three fiscal-year period. All options are 100% vested after twelve months and may be exercised for a nine-year period commencing one year from the date of grant. The exercise price of an option granted under the 2000 Plan may not be less than the fair market value of the Company's common stock on the date of grant.

Options outstanding November 1, 2001	--	--
Granted	79,800	$0.46
Canceled	--	--
Exercised	--	--
Options outstanding – October 31, 2002	79,800	$0.46
Options exercisable – October 31, 2002	--	--

Directors Stock Option Plan

In 1996, the Company adopted a Directors Stock Option Plan (the "DSO Plan") whereby options may be granted to purchase up to an aggregate of 25,000 shares of the Company's common stock to directors of the Company who are not officers or employees of the Company or otherwise eligible to receive awards under the 1991 Plan. Pursuant to the DSO Plan, eligible directors would receive an option to purchase 1,250 shares of the Company's common stock on the date the director first becomes eligible. The eligible director would subsequently receive an option to purchase 625 shares of the Company's common stock on the date of each succeeding annual meeting of the stockholders, unless the director's term ends on or before that date. Each option granted is exercisable at the fair market value of the Company's common stock on the date granted, and may be exercised for a nine-year period commencing one year from the date of the grant.

NOTE 10 - STOCKHOLDERS' EQUITY (Continued)

Directors Stock Option Plan (continued)

In February 2000, the Company adopted an amendment to the DSO Plan increasing the number of options, which may be granted under the DSO Plan, to an aggregate of 75,000 shares. The amendment also increased the number of shares of the Company's common stock to be subject to the automatic grants made to directors from 1,250 shares to 5,000 shares upon first being elected to the Board of Directors of the Company and 625 shares to 2,500 shares upon each re-election to the Board of Directors.

Directors stock option plan activity is summarized as follows:

	Shares	Option Price Per Share
Options outstanding – November 1, 2000	19,375	$1.50 - $7.85
Granted	15,000	$0.62 - $0.6875
Canceled	--	--
Exercised	--	--
Options outstanding – October 31, 2001	34,375	$1.50 - $7.85
Granted	12,500	$1.00
Canceled	--	--
Exercised	--	--
Options outstanding – October 31, 2002	46,875	$0.62 - $7.85
Options exercisable – October 31, 2002	34,375	$0.62 - $7.85

Consultants Stock Incentive Plan

The Company has adopted a Consultants Stock Incentive Plan (the "CSI Plan") whereby options to purchase up to 50,000 shares of the Company's common stock may be granted to consultants or advisors of the Company. Subject to the terms of the CSI Plan, a committee of the Board of Directors is authorized to select participants and determine the number of shares covered by each option, its exercise price and other terms. The exercise price, however, may not be less than the fair market value of the Company's common stock on the date of the grant.

NOTE 10 - STOCKHOLDERS' EQUITY (Continued)

Consultants Stock Incentive Plan (continued)

	Shares	Option Price Per Share
Options outstanding – November 1, 2000	3,750	$1.752 - $1.76
Granted	--	--
Canceled	3,750	$1.752 - $1.76
Exercised	--	--
Options outstanding – October 31, 2001	--	--
Granted	7,500	$.90
Canceled	--	--
Exercised	--	--
Options outstanding – October 31, 2002	7,500	$.90
Options exercisable – October 31, 2002	--	--

Stock Based Compensation

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". The Company currently accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". As the Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, it has elected only to comply with the disclosure requirements set forth in the statement which includes disclosing pro forma net income (loss) and earnings (loss) per share as if the fair value based method of accounting had been applied. The pro forma net income (loss) and income (loss) per share for the fiscal years ended October 31, 2002, 2001 and 2000 would have been $(2,590,923) and $(.91), and $238,279 and $.09 and $(1,181,682) and $(.48), respectively had the fair value method been applied.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended October 31, 2002, 2001 and 2000, respectively: expected volatility of 145%, 142% and 165%, 136% and 83% respectively; risk free interest rate of 4.16% and 4.50%, 4.66% and 6 1/2%, respectively; and expected lives of 5 to 10 years.

The effects of applying SFAS No. 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to Fiscal 1996. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

NOTE 10 - STOCKHOLDERS' EQUITY (Continued)

Compensatory Stock

In 1996 and 1997, the Company entered into written consulting agreements with several financial consulting firms. The agreements were for one to five year periods. The consultants received an aggregate of 75,000 shares of the Company's common stock in exchange for consulting services. In addition, several of the agreements provide for the issuance of warrants to purchase an aggregate of 187,500 shares of the Company's common stock for a five year period at exercise prices ranging from $1.876 to $2 per share. The cost of these services was valued at $140,626 and is being expensed over the term of the agreements. At October 31, 2002, this amount had been fully amortized. The amount of unearned compensation related to the shares issued under these agreements was reflected as a reduction of stockholders' equity.

NOTE 11 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income tax liabilities and assets are comprised as follows:

	October 31, 2002	October 31, 2001
Deferred tax assets:		
Goodwill	$ 523,875	$ 481,954
Net operating loss	1,842,891	314,297
Bad debt allowance	29,039	285,188
Other	14,652	30,096
Gross deferred tax assets	2,410,457	1,111,535
Deferred tax liability:		
Test passage bank and test development	(22,562)	(33,508)
Gross deferred tax liability	(22,562)	(33,508)
Net deferred tax assets	$2,387,895	$1,078,027

The Company believes it is more likely than not that this net deferred tax asset will be realized in future periods and, accordingly, no valuation allowance has been recorded.

NOTE 11 - INCOME TAXES (Continued)

The Company's income tax expense from continuing operations consists of the following:

	Fiscal Years Ended October 31, 2002	2001	2000
Current:			
Federal	$ --	$(119,521)	$ 24,616
State	7,563	44,113	27,611
	7,563	(75,408)	52,227
Deferred:			
Federal	81,925	254,876	(509,892)
State	24,172	73,996	(148,033)
	106,097	328,872	(657,925)
Provision (benefit) for income taxes	$113,660	$ 253,464	$(605,698)

A reconciliation of the difference between the expected income tax rate using the statutory Federal tax rate and the Company's effective rate for continuing operations is as follows:

	Fiscal Years Ended October 31, 2002	2001	2000
U.S. Federal income tax statutory rate	34%	34%	(34)%
State income tax, net of Federal income tax benefit	7	7	(7)
Other - including tax free income, goodwill and net operating losses	--	(7)	2
Effective tax rate	41%	34%	(39)%

NOTE 12 - EMPLOYMENT AGREEMENTS

The Company has employment agreements with several of its key employees. The agreements are for varying terms ranging from one to three years and are automatically extended each year unless the Company notifies the employee, in writing, ranging from at least 60 to 180 days prior to the anniversary date, that the agreement will not be extended.

Each agreement calls for a base salary, which may be adjusted annually at the discretion of the Company's Board of Directors, and also provides for eligibility in the Company's benefit plans, incentive bonuses which are payable based upon the attainment of certain profitability goals, and key man insurance. Among other provisions, the agreements include a non-compete clause for varying periods not exceeding three years following termination of employment.

The aggregate commitment for future salaries as of October 31, 2002, excluding bonuses, is as follows:

Fiscal year ending October 31:	
2003	$ 877,300
2004	511,481
2005	292,163
2006	30,966
	$1,711,910

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13– SEGMENT INFORMATION

	Assessment	Instructional	Total
Fiscal Year Ended October 31, 2002:			
Revenues – continuing operations	$7,562,468	$2,862,927	$10,425,395
Interest and dividend income	--	887	887
Interest expense	549,891	4,500	554,391
Depreciation and amortization	623,192	172,535	795,727
Income (loss) from continuing operations before income taxes	213,620	66,948	280,568
Total segment assets	8,027,930	1,801,084	9,829,014
Expenditures for segment assets	291,663	152,601	444,264
Fiscal Year Ended October 31, 2001:			
Revenues – continuing operations	$6,594,163	$2,839,008	$9,433,171
Interest and dividend income	6,064	--	6,064
Interest expense	590,300	23,868	614,168
Depreciation and amortization	562,635	165,722	728,357
Income (loss) from continuing operations before income taxes	583,933	170,767	754,700
Total segment assets	6,929,437	1,917,446	8,846,883
Expenditures for segment assets	435,961	58,188	494,149
Fiscal Year Ended October 31, 2000:			
Revenues – continuing operations	$4,897,923	$2,785,497	$7,683,420
Interest and dividend income	3,476	3,084	6,560
Interest expense	593,619	44,021	637,640
Depreciation and amortization	832,786	139,365	972,151
Loss from continuing operations before income taxes	(1,491,295)	(78,888)	(1,570,183)
Total segment assets	6,759,378	2,556,857	9,316,235
Expenditures for segment assets	706,081	162,981	869,062

Included in the assessment segment reporting are corporate overhead expenses of approximately $448,000, $467,000 and $500,000 for the fiscal years ended October 31, 2002, 2001 and 2000, respectively.

The Company's operations are primarily conducted in the United States. Information about the Company's operations in different geographic areas for the fiscal years ended October 31, 2002, 2001 and 2000, is not considered material to the financial statements.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Termination of Former Employee

In January 2000, a former employee of Elley commenced an action against the Company, Elley and an executive officer of Elley in the Supreme Court of the State of New York in the county of Albany. The complaint alleged claims of wrongful termination of employment and sought damages as compensation. An agreement to settle the action has been reached with the complainant. The Company has fulfilled all its obligations under such agreement.

Litigation proceedings

The former owner of the Mildred Elley School, Inc. ("Plaintiff") commenced an action alleging defaults in the payment of certain amounts under the asset purchase agreement between the Company and Mildred Elley School, Inc. and the accompanying promissory notes of Elley (TASA's wholly-owned subsidiary). The complaint also alleges certain defaults by Elley in the employment agreement between Elley and the Plaintiff, the former owner of the Mildred Elley School, Inc. who is currently Elley's president and chief executive officer. The Company has defended primarily based on offsets related to breaches of warranties in the asset purchase agreement.

The court issued a decision which granted summary judgment to the plaintiff on two demand notes in the total principal amount of $67,000 plus attorneys fees of $7,690 and recognized the right of offset and granted summary judgment in favor of Elley on a separate issue. Cross-appeals of the lower court's decision are pending currently in the New York State Appellate Division and enforcement of the decision is stayed pending adjudication of the appeal. An agreement to settle all the claims in this litigation is part of the contemplated sale transaction referenced in Note 2.

The foregoing alleged defaults trigger a potential cross default under the Company's outstanding 8% subordinated debentures, in the outstanding principal amount of $3,530,141 currently held by CWSPF and SA (See Note 8). As of October 31, 2002, the Company has not received a notice of default from CWSPF and SA.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.

January 29, 2003

By: /s/ ANDREW L. SIMON
Andrew L. Simon
President and Chief Executive
Officer (principal executive officer and principal financial officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW L. SIMON Andrew L. Simon	Director and Chairman of the Board	January 29, 2003
/s/ MICHAEL D. BECK Michael D. Beck	Director	January 29, 2003
/s/ STEVEN R. BERGER Steven R. Berger	Director	January 29, 2003
/s/ JOSEPH A. FERNANDEZ Joseph A. Fernandez	Director	January 29, 2003
/s/ DONALD W. HUGHES Donald W. Hughes	Director	January 29, 2003
/s/ LINDA G. STRALEY Linda G. Straley	Director	January 29, 2003
/s/THOMAS STRUZZIERI Thomas Struzzieri	Director	January 29, 2003
/s/ DAVID L. WARNOCK David L. Warnock	Director	January 29, 2003

CERTIFICATION

I, ANDREW L. SIMON, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. for the fiscal year ended October 31, 2002.

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 29, 2003

/s/ ANDREW L. SIMON

President, Chief Executive Officer and Chief Financial Officer

CORPORATE DIRECTORY

Board of Directors

ANDREW L. SIMON
Chairman of the Board

MICHAEL D. BECK

STEVEN R. BERGER[1,2]

JOSEPH A. FERNANDEZ[1,2]

DONALD W. HUGHES[2]

LINDA G. STRALEY

THOMAS STRUZZIERI[1,2]

DAVID L. WARNOCK[1]

[1] Member of Compensation Committee
[2] Member of Audit Committee

Executive Management

ANDREW L. SIMON
President, CEO

MICHAEL D. BECK
President, CEO-BETA

PETER A. DUHAMEL
Senior Vice President-TASA

LINDA G. STRALEY
Vice President, Secretary-TASA

Independent Auditors
Lazar, Levine & Felix LLP
Certified Public Accountants
New York, New York 10118

Transfer Agent
American Stock Transfer & Trust
59 Maiden Lane, Plaza Level
New York, NY 10038

Securities Counsel
Vedder, Price, Kaufman & Kammholz
805 Third Avenue
New York, NY 10022-2203

General Counsel
Rider, Weiner, Frankel et al.
655 Little Britain Rd.
New Windsor, NY 12553

Investor Relations
Karl Plath
The Investor Relations Company
2340 South River Road, Suite 200
Des Plaines, IL 60018-3223
847-296-4200

The Annual Meeting of Stockholders will be held at
TASA Headquarters
4 Hardscrabble Heights, Brewster, New York 10509
on April 25, 2003 at 9:00 A.M.

Phone: 845-277-8100
www.tasa.com

TASA • 4 Hardscrabble Heights, P.O. Box 382 • Brewster, NY 10509-0382
(845) 277-8100 • Fax: (845) 277-8115 • E-mail: tasa@tasa.com • www.tasa.com
Copyright ©2003 Touchstone Applied Science Associates (TASA), Inc. All rights reserved.